Filed pursuant to General Instruction II.L
of Form F-10, File No. 333-146647

Prospectus
110,000,000 shares

Common shares

Gerdau Ameristeel Corporation is offering 110,000,000 of its common shares. Of these shares, 36,905,000 common shares are being offered to the public through the underwriters referred to below and the remaining 73,095,000 common shares will be purchased from us by Gerdau S.A. or its affiliates, collectively referred to as Gerdau S.A., at the public offering price, pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S.

We have granted the underwriters an option for a period of 30 days from the closing of this offering to purchase up to 5,535,750 additional common shares to cover overallotments, if any. Gerdau S.A. has agreed to purchase from us, within two days after the exercise of the underwriters’ overallotment option, a number of additional common shares to maintain its approximately 66.5% ownership interest, at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the common shares prior to exercise of the option).

Our common shares are listed on the Toronto Stock Exchange, or TSX and on the New York Stock Exchange, or NYSE, under the symbol “GNA”. On November 1, 2007, the closing price of our common shares on the TSX was Cdn$12.24 and on the NYSE was US$12.92.

	Per share		Total

Public offering price	US$	12.25	US$	452,086,250
Underwriting commission	US$	0.4897	US$	18,072,378.50
Price to Gerdau S.A.	US$	12.25	US$	895,413,750
Proceeds to Gerdau Ameristeel, before expenses	US$	12.0857	US$	1,329,427,621.50

Underwriting commission will not be payable on the 73,095,000 common shares purchased by Gerdau S.A. or any additional common shares purchased by Gerdau S.A. pursuant to the Gerdau S.A. additional commitment.

Investing in our common shares involves a high degree of risk. See “Risk factors” beginning on page 18.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the company is organized under the laws of Canada, that some of its officers and directors are residents of Canada, that some of the underwriters or experts named in the prospectus are residents of Canada, and that a substantial portion of the assets of the company and said persons are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	CIBC World Markets	ABN AMRO Rothschild	HSBC

Banc of America Securities LLC	BMO Capital Markets

November 1, 2007

You should only rely on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, operating results, financial condition and prospects may have changed since that date.

i

Gerdau Ameristeel Corporation was incorporated under the laws of the Province of Ontario on September 10, 1970 and continued under the Canada Business Corporations Act on May 24, 2006. Gerdau Ameristeel (the North American operations of Brazilian steelmaker Gerdau S.A.) completed the acquisition of U.S. steelmaker Chaparral Steel Company, or Chaparral, on September 14, 2007. Our registered office is located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. Our executive office is located at 4221 W. Boy Scout Blvd., Suite 600, Tampa, Florida, 33607, U.S.A.

The consolidated financial data of Gerdau Ameristeel included in this prospectus have been derived from the audited consolidated financial statements of Gerdau Ameristeel as at and for the year ended December 31, 2004, the revised audited comparative consolidated financial statements of Gerdau Ameristeel as at and for the years ended December 31, 2005 and 2006 and the unaudited comparative consolidated financial statements of Gerdau Ameristeel as at and for the six months ended June 30, 2006 and 2007 (collectively, the “Gerdau Ameristeel Financial Statements”), which are incorporated by reference in this prospectus (other than the audited consolidated financial statements of Gerdau Ameristeel as at and for the year ended December 31, 2004, which are not incorporated by reference in this prospectus but are publicly available at www.sedar.com). The consolidated financial data of Chaparral included in this prospectus have been derived from the audited consolidated financial statements of Chaparral as at May 31, 2006 and 2007 and for the three years ended May 31, 2007 (collectively, the “Chaparral Financial Statements”), included in our business acquisition report dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007), which is incorporated by reference in this prospectus.

The unaudited pro forma condensed combined financial data included in this prospectus have been derived from the Gerdau Ameristeel Financial Statements and the Chaparral Financial Statements, and give effect to Gerdau Ameristeel’s acquisition of Chaparral, which was completed on September 14, 2007. The unaudited pro forma condensed combined balance sheet as at June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated balance sheet as at June 30, 2007 and the consolidated balance sheet of Chaparral as at May 31, 2007, and gives effect to the acquisition of Chaparral as if it had occurred on June 30, 2007. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 has been prepared by combining Gerdau Ameristeel’s revised consolidated statement of earnings for the year ended December 31, 2006 and Chaparral’s statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the year ended May 31, 2006 and Chaparral’s consolidated statement of operations for the six months ended November 30, 2006, less Chaparral’s consolidated statement of operations for the six months ended November 30, 2005, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006. The unaudited pro forma condensed combined statement of earnings for the six months ended June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated statement of earnings for the six months ended June 30, 2007 and Chaparral’s statement of operations for the six months ended May 31, 2007, which was prepared based on Chaparral’s consolidated statement of operations for the year ended May 31, 2007, less Chaparral’s consolidated statement of operations for the six months ended November 30, 2006.

For reporting purposes, Gerdau Ameristeel’s financial results and Chaparral’s financial results are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

In this prospectus, with respect to Chaparral, EBITDA refers to earnings before interest, taxes, depreciation and amortization. With respect to Gerdau Ameristeel and the combined company, EBITDA is calculated by adding earnings before interest, taxes, depreciation and amortization,

ii

minority interest and cash distributions from 50%-owned joint ventures and deducting earnings from 50%-owned joint ventures. Under U.S. GAAP, our 50%-owned joint ventures are accounted for under the equity method so EBITDA does not reflect the results of our 50%-owned joint ventures but does include cash distributions from our 50%-owned joint ventures. We believe EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. The reader is cautioned that EBITDA should not be construed as an alternative to net income as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. EBITDA, as used in this prospectus, is not necessarily comparable with similarly titled performance indicators used by other companies. A reconciliation of EBITDA to net income is presented in each section of this prospectus where EBITDA is presented.

Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the underwriters make any representation as to the accuracy of the information.

Unless we state otherwise or the context otherwise requires, all references to “$” or “US$” are to United States dollars; all references to “Cdn$” are to Canadian dollars; all references to “tons” are to U.S. short or “net tons” (i.e., 2,000 pounds); and all references to the “offering” and “common shares” assume that Gerdau S.A. acquires 73,095,000 common shares from us, the overallotment option is not exercised, and Gerdau S.A. does not purchase any additional common shares pursuant to the Gerdau S.A. additional commitment. In addition, to be consistent with the presentation of our financial information, information on tons shipped or similar production in this prospectus excludes our share of 50%-owned joint ventures’ operations, except for information on capacity which includes our share of 50%-owned joint ventures’ operations.

iii

Prospectus summary

The following is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. You should read this prospectus in its entirety, including the “Risk factors” section and the documents incorporated by reference in this prospectus.

On September 14, 2007, Gerdau Ameristeel acquired Chaparral Steel Company. Except as otherwise described herein or the context otherwise requires, all references to (i) the “combined company”, “we”, “us”, “our” and “ours” in this prospectus mean Gerdau Ameristeel Corporation, its subsidiaries (including Chaparral Steel Company and its subsidiaries) and its 50%-owned joint ventures, (ii) “Gerdau Ameristeel” mean Gerdau Ameristeel Corporation, its subsidiaries and its 50%-owned joint ventures prior to the acquisition of Chaparral Steel Company and (iii) “Chaparral” mean Chaparral Steel Company and its subsidiaries.

Overview

We are the second largest minimill steel producer in North America with an annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products. Through a vertically integrated network of 19 minimills (including one 50%-owned minimill), 19 scrap recycling facilities and 62 downstream operations (including eight joint venture fabrication facilities), we primarily serve customers throughout the United States and Canada.

On September 14, 2007, Gerdau Ameristeel acquired all of the outstanding shares of Chaparral for $86 per share in cash, or an aggregate of $4.23 billion. For the year ended December 31, 2006, on a pro forma basis, the combined company’s net sales totaled $6.1 billion. We expect that the acquisition of Chaparral will generate annual pre-tax operating synergies in excess of $55.0 million by the end of 2008.

We will use the net proceeds of this offering to partially repay the loans incurred by us for the acquisition of Chaparral.

Acquisition rationale

The combination of Gerdau Ameristeel with Chaparral expands our operations, while diversifying both our product portfolio and geographic reach. As a result of the acquisition of Chaparral:

•	we believe we are well-positioned to benefit from Chaparral’s position as a leader in the structural steel segment of the industry which is driven by non-residential and industrial construction;

•	we have broadened our product line with Chaparral’s offering of different types, sizes and grades of structural steel, including Chaparral’s high value-added long products, such as structural z-pilings and additional special bar quality products (SBQ);

•	we believe we have expanded our geographic reach and customer base, solidifying our market position in the eastern and western regions of the United States;

•	we believe we have the potential to strengthen our financial profile through Chaparral’s strong financial performance, which is supported by its attractive cost structure and modern large scale facilities;

•	we expect to realize significant synergies, including annual pre-tax operating synergies in excess of $55.0 million by the end of 2008, relating to operations, procurement and logistics, and reduced expenditures relating to governance and public company costs; and

•	we have an increased scale of operations and stronger cash flows that we believe will provide an improved platform from which to capitalize on growth opportunities.

Our business

Our products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (OEMs), for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing. Our products are primarily sold to the non-residential and infrastructure-related sectors of the construction industry. According to FMI, a consulting firm to the construction industry, the non-residential sectors of the construction industry are projected to grow at a compounded annual growth rate of approximately 8% for the period from 2005 to 2010.

Our operations are segmented into two operating divisions, minimills and downstream operations.

Minimills. The combined company owns and operates 15 minimills in the United States and three in Canada and also has a 50% interest in the Gallatin minimill located in Kentucky, a joint venture with Dofasco Inc. We manufacture and market a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and, through our joint venture, flat rolled sheet. For the year ended December 31, 2006, on a pro forma basis, the combined company’s mill finished steel product shipments were approximately 9.6 million tons and for the six months ended June 30, 2007, on a pro forma basis, the combined company’s mill finished steel product shipments were approximately 5.1 million tons. Over 90% of the raw material feed for our minimill operations is recycled steel scrap, making us the second largest steel recycler in North America. Nine of our minimills are provided scrap from an internal network of 19 scrap recycling facilities. We believe our recycling operations provide a stable supply of these minimills’ primary raw material.

Downstream operations. The combined company has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the year ended December 31, 2006, on a pro forma basis, our downstream shipments were approximately 1.2 million tons of processed steel products, representing approximately 12% of total finished steel shipments and generating approximately 15% of our net sales. For the six months ended June 30, 2007, on a pro forma basis, our downstream shipments were approximately 0.7 million tons of fabricated steel products, representing approximately 14% of total finished steel shipments and generating approximately 18% of our net sales. Our downstream operations consist of rebar fabrication and epoxy coating, railroad spike operations, cold drawn plants, super light beam processing and the production of elevator guide rails, wire mesh, collated nails, wire drawing, fence posts and grinding balls.

Competitive strengths

We believe the following strengths will enable the combined company to compete more effectively in its strategic markets.

Leading market position. The combined company is the second largest minimill steel producer in North America. Through a network of 19 minimills and 62 downstream operations strategically located throughout the United States and Canada, we are able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. Our manufacturing capacity and wide range of shapes and sizes of structural and bar steel products enable us to meet a wide variety of customers’ steel and fabricated product needs. Our broad geographic reach and product diversity, combined with our centralized order management system, makes us particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers. We believe the acquisition of Chaparral will enable us to more effectively and efficiently service our customers throughout the U.S. market, enhance our geographic reach, improve our cost structure and broaden the range of products we offer to our customers. In particular, the addition of Chaparral’s facilities provides us with a geographic presence near some of the most attractive end markets, particularly the northeastern United States (the highest consuming region of structural steel products in North America) and the rapidly growing southwestern United States.

Vertically integrated operations. The combined company’s minimills are integrated with 62 downstream steel fabricating facilities and 19 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for a significant portion of our minimills’ production and valuable market information on the end-use demand for steel products. Our downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to our minimill operations. Our downstream operations also balance some of the cyclicality and volatility of the base minimill business and enable us to capture additional value-added margins on the steel produced at our minimills. Our downstream businesses account for approximately 12% of the combined company’s total finished steel shipments. Our 19 upstream scrap recycling facilities provide approximately 35% of our minimill scrap needs, thereby decreasing our dependency on third-party scrap suppliers.

Conservative financial policy and strong cash flow profile. We believe that both Gerdau Ameristeel and Chaparral have recently benefited from a combination of high operating margins and low capital expenditure requirements. The combined company will continue to maintain a disciplined approach to its use of assets and will remain committed to maintaining a low leverage profile with a target 35% debt-to-capitalization ratio.

Scope for future operational improvement. We have achieved significant cost savings from the integration of the operations of our facilities through the sharing of best operating practices, freight optimization, minimill production scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. We believe we may achieve additional cost savings over the mid- to long-term from these sources, as well as from operational improvements through the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement. We expect to achieve similar cost savings from the integration of Chaparral’s operations with the operations of Gerdau Ameristeel.

Disciplined business system platform. We believe that our employees are our most valuable resource and are key to maintaining a competitive advantage. Our corporate culture is geared toward engaging all employees in a common, disciplined business system focused on continuous improvement. We have implemented a business system which identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees. We believe that Chaparral shares a similar culture, which will facilitate the integration of the two companies and solidify our strengths on this front.

Strong sponsorship. We have enjoyed access to the knowledge base of, and sponsorship from, our parent company, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau S.A.’s management experience and its expertise in manufacturing. With the talent depth, technical support and financial strength of Gerdau S.A., we believe we are strategically positioned to grow and succeed within the North American steel industry.

Experienced management team. We have a growth-oriented senior management team that has significant experience in the manufacturing industry. Management’s extensive experience has been instrumental in our historical growth and provides a solid base on which to expand our operations. For instance, our management has a proven track record in successfully managing and integrating acquisitions. We intend to apply this experience to the integration of Chaparral and to any subsequent acquisitions.

Our strategy

Our strategy involves the following three main elements:

Sustainability. We are focused on achieving long-term sustainability by prioritizing our customer relationships, operational efficiencies and key operational, environmental and safety measures.

•	We believe that we distinguish ourselves from our competitors through our product diversity and quality, delivery performance, centralized order management system and ability to fill orders quickly from multiple inventory sources. We have one of the widest long steel product ranges in North America, which has been strengthened with a leading position in the structural segment following the acquisition of Chaparral. Furthermore, we regularly add to our product mix in response to our customers’ requirements. We believe many of our customers consider us one of their key suppliers for a wide range of their product needs. Through our extensive network of minimills and downstream facilities, we believe that we can distinguish the combined company by offering one of the broadest ranges of long steel products throughout the United States and Canada and maintaining a commitment to providing market-leading customer service.

•	We promote the sharing of best practices throughout the worldwide operations of the Gerdau group in order to enhance and improve operational efficiencies. Drawing on the operational experience of Gerdau S.A., we will continue to regularly pursue opportunities for operational synergies between each of our minimills and vertical integration synergies between our scrap recycling facilities, our minimills and our downstream operations.

•	We have implemented a business system that identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees.

Organic growth. The combination of Gerdau Ameristeel and Chaparral has created significant opportunities to diversify our product portfolio with high value-added long products, including Chaparral’s patent-protected structural z-pilings and an offering of different types, sizes and grades of structural steel and bar products. We believe this will allow us to expand the number and type of products we sell to existing customers as well as to attract new customers. The combined company will also seek to leverage its existing business strengths to continue developing innovative products and services, increasing market share, expanding its product portfolio and geographic reach and leveraging existing capacity to increase production in response to market demand.

Growth through acquisitions. As a result of the pace of consolidation in the steel industry and the increasing trend of our customers to focus on fewer key suppliers, we believe that there is significant opportunity for future growth through selective acquisitions, such as the acquisition of Chaparral. We intend to continue to pursue an acquisition strategy that is focused on improving our financial performance in the long-term and expanding our product portfolio and geographic reach. We also intend to continue to pursue acquisitions of scrap recycling facilities, such as our acquisition of Fargo Iron and Metal Company in February 2006, which we believe will strengthen our supply of primary raw material to our minimills. We plan to enhance our product offering as well as continue to pursue acquisitions of downstream businesses, such as our acquisition of a controlling interest in Pacific Coast Steel (PCS) in November 2006 and our acquisition of Enco Materials, Inc. (Enco) in October 2007. As a result of our scale and prior successes in managing and integrating acquisitions, we believe we are strategically positioned to continue to take an active role in the ongoing consolidation of the North American steel industry.

Recent developments

Chaparral

On September 14, 2007, we acquired all of the outstanding shares of Chaparral for $86 per share in cash, or an aggregate of $4.23 billion. To finance the acquisition of Chaparral, we borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility. The term loan facility consists of three tranches with terms ranging from five to six years, and the bridge loan facility has a term of 90 days and may be extended an additional 90 days at our option. We may elect to prepay all or any portion of the loans under each facility at any time without penalty or premium. See “—Liquidity and capital resources of the combined company”. The net proceeds of this offering will be used to partially repay the loans incurred by us for the acquisition of Chaparral.

On September 18, 2007, in connection with our acquisition of Chaparral, we completed the purchase of 99.96% of Chaparral’s outstanding 10% Senior Notes due 2013 in a tender offer for aggregate cash consideration of $341.6 million. The purchase of the remaining amount of such Senior Notes outstanding was completed on October 2, 2007.

Selected historical consolidated financial data of Chaparral as at May 31, 2006 and 2007 and for the three years ended May 31, 2007 are included in this prospectus and have been derived from Chaparral’s audited consolidated financial statements included in our business acquisition report dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007), which is incorporated by reference in this prospectus. Certain additional selected financial and operating data of Chaparral for the three months ended August 31, 2007 is provided below.

For the three months ended August 31, 2007, Chaparral’s mill finished steel product shipments were approximately 570,000 tons. Chaparral’s weighted average mill selling prices for the three months ended August 31, 2007 were $767 per ton and scrap raw material cost used in production for the same period was $218 per ton. Metal spread (the difference between mill selling prices and scrap metal cost) for Chaparral was $549 per ton for the three months ended August 31, 2007. Chaparral’s EBITDA1 for the three months ended August 31, 2007 was $146.9 million and net sales for the same period was $476.4 million.

(1)	EBITDA is earnings before interest, taxes, depreciation and amortization.

The following table reconciles EBITDA with net income for the three months ended August 31, 2007:

Three months
ended
(dollars in millions)	August 31, 2007

Net income	$86.2
Depreciation and amortization	12.2
Interest and other expense on debt	7.9
Income tax expense	40.6

EBITDA	$146.9

Fiscal 2007

On May 24, 2007, we announced that Barbara R. Smith, then Gerdau Ameristeel’s Treasurer, would assume the role of Vice President, Finance and Chief Financial Officer following Tom J. Landa’s retirement as Vice President, Finance and Chief Financial Officer effective July 31, 2007. Ms. Smith joined Gerdau Ameristeel as Treasurer in July 2006. Prior to joining Gerdau Ameristeel, she was Senior Vice President and Chief Financial Officer for FARO Technologies, Inc. She also brings more than 23 years experience at Alcoa Inc., where she served various financial roles including Group Chief Financial Officer for the Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer of Alcoa Fujikura Ltd. and Director of Internal Audit.

On June 6, 2007, we announced the appointment of Terry A. Sutter as Vice President, Chief Operating Officer, effective June 11, 2007, responsible for all of our North American consolidated steel manufacturing and commercial operations, as well as raw materials procurement. Mr. Sutter has more than 21 years of experience in international and North American business activities. Most recently, he served as President of Plastics and Adhesives for Tyco International, Ltd. and was named President and Chief Executive Officer of Covalence Specialty Materials Corp., a successor company of Tyco Plastics and Adhesives, after its divestiture to Apollo Management, a private equity firm.

On July 10, 2007, the U.S. International Trade Commission announced its decision to continue antidumping orders against rebar imported from China, Belarus, Indonesia, Latvia, Moldova, Poland and Ukraine, and to revoke antidumping orders against rebar imported from South Korea. In making its decision, the Commission concluded that revoking the existing antidumping duty orders on rebar from Belarus, China, Indonesia, Latvia, Moldova, Poland and Ukraine would be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time, but that revoking the existing antidumping duty order on this product from South Korea would not. As a significant portion of the U.S. rebar market is serviced by imports, this decision seeks to protect the market from illegally dumped rebar from these countries.

On October 1, 2007, we acquired Enco. Enco operates in the commercial construction materials market, and produces fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. The acquisition included eight facilities located in Arkansas, Tennessee and Georgia.

Fiscal 2006

In June 2006, we completed the acquisition of all the outstanding shares of Sheffield Steel Corporation. Sheffield is a minimill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The acquisition included a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri.

In November 2006, we completed the acquisition of a controlling interest in PCS, a partnership that operates four rebar fabrication plants in San Diego, San Bernardino, Fairfield, and Napa, California, one rebar fabrication plant in Las Vegas, Nevada and one rebar fabrication plant in Glendale, Arizona. The acquisition of PCS expanded our operations to the west coast of the United States and also gave us the capability to furnish and install rebar at construction sites (referred to as rebar placing).

The offering

Common shares offered	110,000,000 common shares, including 36,905,000 common shares that will be offered to the public through the underwriters and 73,095,000 common shares that will be purchased directly from us by Gerdau S.A. See “Underwriting” and “Sale to Gerdau S.A.”.

Common shares outstanding after the offering	415,949,016[1]

Overallotment option and Gerdau S.A. additional commitment	The underwriters have an option to purchase up to an additional 5,535,750 common shares from us at the public offering price (as adjusted, if applicable, for dividends declared and payable on the common shares prior to exercise of the option), less the underwriting commission, to cover overallotments, if any. This option is exercisable in whole or in part, for a period of 30 days from the date of the closing of the offering. Gerdau S.A. has agreed to purchase from us, within two days after the date of the exercise of the overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price (as adjusted, if applicable, for dividends as described above). The maximum aggregate number of additional common shares we may issue pursuant to the overallotment option and the Gerdau S.A. additional commitment is 16,500,000 common shares.

Use of proceeds	We will use the net proceeds of this offering to partially repay the loans incurred by us for the acquisition of Chaparral. See “Use of Proceeds”.

TSX trading symbol	GNA

NYSE trading symbol	GNA

(1)	Common shares outstanding after the offering does not include 1,289,837 common shares issuable upon the exercise of options to purchase common shares outstanding as of September 30, 2007.

Risk factors

Investment in our common shares is subject to certain risks. Prospective investors should carefully consider the information set out under “Risk factors” and all other information in this prospectus and the documents incorporated by reference herein before purchasing our common shares.

Summary historical consolidated financial and operating data

Gerdau Ameristeel Corporation

The summary historical consolidated financial data presented below as at and for the years ended December 31, 2005 and 2006 have been derived from the revised audited comparative consolidated financial statements of Gerdau Ameristeel as at and for the years ended December 31, 2005 and 2006, incorporated by reference in this prospectus. The summary historical consolidated financial data presented below as at and for the year ended December 31, 2004 have been derived from the audited consolidated financial statements of Gerdau Ameristeel as at and for the year ended December 31, 2004, which are not incorporated by reference in this prospectus but are publicly available at www.sedar.com. The summary historical consolidated financial data presented below as at and for the six months ended June 30, 2006 and 2007 have been derived from Gerdau Ameristeel’s unaudited comparative consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim periods have been included. Results for the six months ended June 30, 2006 and 2007 are not necessarily indicative of results to be expected for the full year or any future period. The following data should be read in conjunction with Gerdau Ameristeel’s management’s discussion and analysis of financial condition and results of operations and Gerdau Ameristeel’s comparative consolidated financial statements and related notes, incorporated by reference in this prospectus and publicly available at www.sedar.com.

(dollars in millions, except earnings per	Year ended December 31,			Six months ended June 30,
share, or as otherwise indicated)	2004	2005	2006	2006	2007
				(as amended)

Statement of earnings data:
Net sales	$3,009.9	$3,897.1	$4,464.2	$2,265.0	$2,674.8
Income from operations[1]	373.3	400.5	512.9	283.1	395.5
Net income[1]	337.7	295.5	378.6	216.5	272.7
Earnings per share—Basic[1]	$1.46	$0.97	$1.24	$0.71	$0.89
Earnings per share—Diluted[1]	$1.45	$0.97	$1.24	$0.71	$0.89
Other data:
EBITDA[2]	$527.3	$620.9	$756.4	$395.5	$489.1
Net cash provided by operating activities[1]	125.0	578.5	508.2	274.7	199.8
Net cash used in investing activities	(380.6)	(179.1)	(516.7)	(406.8)	(100.6)
Net cash provided by (used in) financing activities	329.8	(73.0)	(296.5)	(81.2)	(79.3)
Capital expenditures	$82.1	$135.9	$214.4	$88.0	$92.8

(dollars in millions, except earnings per	Year ended December 31,			Six months ended June 30,
share, or as otherwise indicated)	2004	2005	2006	2006	2007
				(as amended)

Operational data:
Production (tons in 000’s)
Melt shops	5,550.6	6,124.1	6,679.1	3,402.3	3,527.0
Rolling mills	5,245.4	6,016.2	6,402.3	3,200.8	3,482.9
Finished steel shipments (tons in 000’s)
Rebar	1,322.8	1,473.2	1,518.8	771.4	873.4
Merchant/special sections	2,312.7	3,054.2	3,152.7	1,673.3	1,630.5
Rod	786.7	703.0	729.6	378.2	378.6
Fabricated steel	755.8	1,057.1	1,152.3	577.0	702.9

Total	5,178.0	6,287.5	6,553.4	3,399.9	3,585.4
Selling prices ($/ton)
Mill external shipments	$492	$523	$575	$561	$617
Fabricated steel shipments	601	705	770	744	870
Scrap charged ($/ton)	189	178	194	194	224
Metal spread (selling price less scrap) ($/ton)
Mill external shipments	$302	$345	$381	$367	$393
Fabricated steel shipments	412	527	576	550	645
Mill manufacturing cost ($/ton)	$211	$239	$249	$242	$253

	As at December 31,			As at June 30, 2007
						Pro forma
(dollars in millions)	2004	2005	2006	Actual	Pro forma[3]	as adjusted[4]
			(as amended)

Balance sheet data:
Cash and short-term investments	$88.1	$414.3	$232.7	$257.1	$225.9	$225.9
Working capital[1]	855.6	1,115.6	1,072.9	1,276.4	478.6	1,628.6
Property, plant and equipment, net	919.9	955.6	1,119.5	1,182.9	1,878.9	1,878.9
Total assets	2,592.5	2,829.5	3,176.4	3,448.2	8,364.7	8,364.7
Long-term debt[5]	519.3	529.3	431.4	455.0	3,535.4	3,358.0
Total indebtedness[5]	524.0	530.3	431.7	455.1	4,685.5	3,358.1
Shareholders’ equity[1]	$1,364.8	$1,584.0	$1,853.5	$2,067.8	$2,067.8	$3,395.2

(1)	Adoption of New Accounting Pronouncements:

On January 1, 2007, Gerdau Ameristeel adopted retrospectively Financial Accounting Standards Board (FASB) Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP No. AUG AIR-1). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, we now record expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred.

The adjustment for the change in accounting for planned major maintenance activities for the six months ended June 30, 2006 and as at December 31, 2006 has been reflected in Gerdau Ameristeel’s unaudited comparative consolidated financial statements for the six months ended June 30, 2006 and 2007, incorporated by reference in this prospectus. The adjustment for the change in accounting for planned major maintenance activities in the summary historical consolidated statements of earnings data of Gerdau Ameristeel as at and for the years ended December 31, 2004, 2005 and 2006, respectively, and for the six months ended June 30, 2006 is as follows:

	Year ended
	December 31, 2004
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$373.3	$0.2	$373.5
Income tax expense	110.1	0.1	110.2
Net income	337.7	0.1	337.8
Earnings per share—Basic	$1.46	$0.00	$1.46
Earnings per share—Diluted	$1.45	$0.00	$1.45

	Year ended
	December 31, 2005
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$400.5	$6.4	$406.9
Income tax expense	144.7	2.3	147.0
Net income	295.5	4.2	299.7
Earnings per share—Basic	$0.97	$0.01	$0.98
Earnings per share—Diluted	$0.97	$0.01	$0.98

	Year ended
	December 31, 2006
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$512.9	$(6.3)	$506.6
Income tax expense	198.9	(2.3)	196.6
Net income	378.6	(4.1)	374.5
Earnings per share—Basic	$1.24	$(0.01)	$1.23
Earnings per share—Diluted	$1.24	$(0.01)	$1.23

	Six months ended
	June 30, 2006
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$278.2	$4.9	$283.1
Income tax expense	104.6	1.7	106.3
Net income	213.3	3.2	216.5
Earnings per share—Basic	$0.70	$0.01	$0.71
Earnings per share—Diluted	$0.70	$0.01	$0.71

The adjustment for the change in accounting for planned major maintenance activities in the summary historical consolidated balance sheet data for Gerdau Ameristeel as at December 31, 2004, 2005 and 2006 is as follows:

	As at December 31, 2004
	As originally	Impact of
(dollars in millions)	reported	adjustment	As adjusted

Total current liabilities	$486.5	$(2.0)	$484.5
Total shareholders’ equity	1,364.8	1.2	1,366.0

	As at December 31, 2005
	As originally	Impact of
(dollars in millions)	reported	adjustment	As adjusted

Total current liabilities	$435.0	$(8.4)	$426.6
Total shareholders’ equity	1,584.0	5.4	1,589.4

	As at December 31, 2006
	As originally	Impact of
(dollars in millions)	reported	adjustment	As adjusted

Total current liabilities	$525.7	$(2.1)	$523.6
Total shareholders’ equity	1,852.1	1.4	1,853.5

(2)	EBITDA is calculated by adding earnings before interest, taxes, depreciation and amortization, minority interest and cash distributions from 50%-owned joint ventures, and deducting earnings from 50%-owned joint ventures.

The following table reconciles EBITDA with net income for the periods indicated:

	Year ended			Six months ended
	December 31,			June 30,
(dollars in millions)	2004	2005	2006	2006	2007
				(as amended)

Net income	$337.7	$295.5	$378.6	$216.5	$272.7
Cash distribution from 50%-owned joint ventures	82.8	115.8	101.6	61.1	31.7
Earnings from 50%-owned joint ventures	(141.5)	(91.2)	(115.6)	(63.4)	(32.0)
Depreciation and amortization	81.9	105.7	146.5	54.6	59.2
Interest and other expense on debt	56.3	50.4	43.7	20.4	13.9
Income tax expense	110.1	144.7	198.9	106.3	133.8
Minority interest	–	–	2.7	–	9.8

EBITDA	$527.3	$620.9	$756.4	$395.5	$489.1

(3)	Pro forma to give effect to the acquisition of Chaparral.

(4)	Pro forma as adjusted to give effect to the acquisition of Chaparral and our sale of 110,000,000 common shares in this offering (based on the public offering price of $12.25 per share) after deducting the estimated expenses of this offering and the underwriting commission and the use of net proceeds therefrom.

(5)	Total indebtedness as at December 31, 2004 and 2005 includes Gerdau Ameristeel’s unsecured, subordinated convertible debentures of $86.5 million and $96.6 million, respectively, and total indebtedness as at June 30, 2007, on a pro forma and pro forma as adjusted basis, includes $300 million principal amount of Chaparral’s 10% Senior Notes due 2013. Gerdau Ameristeel redeemed all of its convertible debentures in September 2006 and completed the purchase of all of Chaparral’s outstanding 10% Senior Notes in October 2007.

Chaparral Steel Company

The summary historical consolidated financial data presented below as at May 31, 2006 and 2007 and for the three years ended May 31, 2007 have been derived from Chaparral’s audited consolidated financial statements, included in our business acquisition report dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007), which is incorporated by reference in this prospectus. The following data should be read in conjunction with our business acquisition report.

	Year ended May 31,
(dollars in millions, except as otherwise indicated)	2005	2006	2007

Statement of operations data:
Net sales	$1,116.4	$1,466.7	$1,722.9
Income before income taxes	120.2	239.3	406.7
Net income	$78.1	$157.1	$269.3
Other data:
EBITDA[1]	$216.4	$321.4	$486.5
Net cash provided by operating activities	25.1	260.8	273.5
Net cash used in investing activities	(27.0)	(181.3)	(255.5)
Net cash provided by (used in) financing activities	2.6	(46.2)	(13.5)
Capital expenditures	$26.6	$16.4	$22.2
Operational data:
Shipments (tons in 000’s)
Structural mills	1,426	1,916	1,935
Bar mill	369	415	336

Total	1,795	2,331	2,271

Selling prices ($/ton, excluding delivery fees)
Structural mills	$555	$576	$699
Bar mill	647	578	660
Combined	$574	$576	$693

	As at May 31,
(dollars in millions)	2006	2007

Balance sheet data:
Cash and short-term investments	$206.6	$443.4
Working capital	428.2	706.8
Property, plant and equipment, net	594.0	568.0
Total assets	1,229.5	1,517.7
Total indebtedness	300.0	300.0
Shareholders’ equity	$668.5	$928.8

(1)	EBITDA is earnings before interest, taxes, depreciation and amortization.

The following table reconciles EBITDA with net income for the periods indicated:

	Year ended May 31,
(dollars in millions)	2005	2006	2007

Net income	$78.1	$157.1	$269.3
Depreciation and amortization	48.9	50.1	48.0
Interest and other expense on debt	47.3	32.0	31.8
Income tax expense	42.1	82.2	137.4

EBITDA	$216.4	$321.4	$486.5

Summary pro forma condensed combined financial
and operating data

The following summary unaudited pro forma condensed combined financial data gives effect to Gerdau Ameristeel’s acquisition of Chaparral, and is based on Gerdau Ameristeel’s historical comparative consolidated financial statements and the historical consolidated financial statements of Chaparral contained in Gerdau Ameristeel’s business acquisition report dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007), each incorporated by reference in this prospectus. The unaudited pro forma condensed combined balance sheet as at June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated balance sheet as at June 30, 2007 and the consolidated balance sheet of Chaparral as at May 31, 2007, and gives effect to the acquisition of Chaparral as if it had occurred on June 30, 2007. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 has been prepared by combining Gerdau Ameristeel’s revised consolidated statement of earnings for the year ended December 31, 2006 and Chaparral’s consolidated statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the year ended May 31, 2006 and Chaparral’s consolidated statement of operations for the six months ended November 30, 2006, less Chaparral’s consolidated statement of operations for the six months ended November 30, 2005, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006. The unaudited pro forma condensed combined statement of earnings for the six months ended June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated statement of earnings for the six months ended June 30, 2007 and Chaparral’s consolidated statement of operations for the six months ended May 31, 2007, which was prepared based on Chaparral’s consolidated statement of operations for the year ended May 31, 2007, less Chaparral’s consolidated statement of operations for the six months ended November 30, 2006, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006.

The summary unaudited pro forma condensed combined financial data have been prepared based upon currently available information and assumptions that we deem appropriate, as described in our business acquisition report. The summary unaudited pro forma condensed combined financial data are for informational purposes only and are not necessarily indicative of either the financial position or the results of operations that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates referred to above, nor are such pro forma data necessarily indicative of the results of future operations, because such unaudited pro forma condensed combined financial data are based on estimates of financial effects that may prove to be inaccurate.

	Pro forma	Pro forma
	year ended	six months ended
(dollars in millions)	December 31, 2006	June 30, 2007

Statement of earnings data:
Net sales	$6,055.1	$3,582.7
Income from operations	723.2	589.2
Net income	$332.8	$309.8
Other data:
EBITDA[1]	$1,124.6	$755.9

Pro forma as at
(dollars in millions)	June 30, 2007

Balance sheet data:
Cash and short-term investments	$225.9
Working capital	478.6
Property, plant and equipment, net	1,878.9
Total assets	8,364.7
Long-term debt	3,535.4
Total indebtedness	$4,685.5

	Pro forma	Pro forma
	year ended	six months ended
	December 31, 2006	June 30, 2007

Operational data:
Production (tons in 000’s)
Melt shops	9,191.1	4,800.4
Rolling mills	8,715.4	4,630.1
Finished steel shipments (tons in 000’s)
Rebar	1,518.8	873.4
Merchant/special sections	2,192.2	1,074.9
Structural	3,248.5	1,718.6
Rod	729.6	378.6
Flat rolled (joint venture)	772.9	400.8

Total mill external	8,462.0	4,446.3
Fabricated steel	1,152.3	702.9

Total	9,614.3	5,149.2

Selling prices ($/ton)
Mill external shipments	$591	$643
Fabricated steel shipments	770	870
Scrap charged ($/ton)	$192	$221
Metal spread (selling price less scrap) ($/ton)
Mill external shipments	$399	$422
Fabricated steel shipments	578	649
Mill manufacturing cost ($/ton)	$246	$246

(1)	EBITDA is calculated by adding earnings before interest, taxes, depreciation and amortization, minority interest and cash distributions from 50%-owned joint ventures and deducting earnings from 50%-owned joint ventures.

The following table reconciles pro forma EBITDA with pro forma net income for the year ended December 31, 2006 and the six months ended June 30, 2007:

	Pro forma	Pro forma
	year ended	six months ended
	December 31, 2006	June 30, 2007

Net income	$332.8	$309.8
Earnings from 50%-owned joint ventures	(115.6)	(32.0)
Cash distribution from 50%-owned joint ventures	101.6	31.7
Depreciation and amortization	315.3	136.3
Interest and other expense on debt	332.7	155.3
Income tax expense	155.1	144.9
Minority interest	2.7	9.9

EBITDA	$1,124.6	$755.9

Liquidity and capital resources of the combined company

Our financial policy has been to reduce debt and return cash to shareholders through dividends. Our acquisition of Chaparral required us to incur significant debt. To finance the acquisition, we have borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility, which has been reduced to $1.0 billion as of September 28, 2007 using borrowings under our senior secured revolving credit facility (described below). The term loan facility consists of three tranches with terms ranging from five to six years, and the bridge loan facility has a term of 90 days and may be extended an additional 90 days at our option. We may elect to prepay all or any portion of the loans under each facility at any time without penalty or premium.

Each of the term and bridge loans is guaranteed by Gerdau S.A. and certain of its subsidiaries. The facility documentation includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The facilities also contain customary covenants restricting our ability, including the ability of two of our subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on our assets, enter into certain transactions with affiliates and enter into certain merger transactions. As of the date hereof, we are in compliance in all material respects with the terms of our term and bridge loan facilities.

We also have available a $650.0 million senior secured revolving credit facility that expires in October 2010. We are able to borrow under the senior secured revolving credit facility the lesser of (i) $650.0 million and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured revolving credit facility. Since the borrowing base under the senior secured revolving credit facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the senior secured revolving credit facility are secured by our inventory, accounts receivable and certain other personal property. As of September 30, 2007, our availability under our revolving credit facility was approximately $432.8 million. Our senior secured revolving credit facility contains customary restrictive covenants that limit our ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants, and the covenants under our term loan and bridge loan facilities described above will limit our discretion in the operation of our business.

As of June 30, 2007, on a pro forma basis after giving effect to the acquisition of Chaparral, the combined company had approximately $4.7 billion in total debt (including $300 million principal amount of Chaparral’s 10% Senior Notes due 2013, all of which were purchased by Gerdau Ameristeel in September and October 2007). Our substantial indebtedness could limit our financial and operating flexibility. In particular, we may be required to dedicate a substantial portion of our cash flows from operations and the proceeds of any equity issuances to the repayment of our debt and the payment of interest on our debt, making it more difficult for us to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic downturns. See “Risk factors—Risks related to the combined company’s business and industry—Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under debt agreements”.

Our business strategy will be focused on continuing to maximize free cash flow and strengthen our financial profile through continued pursuit of active programs to increase production in response to market demand, aggressively manage costs and use available cash flow to reduce debt. We will continue to maintain a disciplined approach to our use of assets and remain committed to maintaining a low leverage profile with a target of 35% debt-to-capitalization ratio.

The following table represents our contractual obligations as at June 30, 2007 on a pro forma basis after giving effect to the acquisition of Chaparral but not giving effect to this offering or the use of proceeds therefrom:

		Less than
(dollars in millions)	Total	one year	1-3 years	4-5 years	After 5 years

Total debt[1]	$4,685.5	$1,150.1	$0.2	$1,952.7	$1,582.5
Interest	1,507.6	191.1	535.5	535.1	245.9
Operating leases[2]	70.7	11.9	18.8	14.8	25.2
Capital expenditures[3]	156.1	117.1	27.3	11.7	–
Unconditional purchase obligations[4]	208.4	149.7	22.1	16.4	20.2
Pension funding obligations[5]	13.0	13.0	–	–	–

Total contractual obligations	$6,641.3	$1,632.9	$603.8	$2,530.7	$1,873.9

(1)	Total amounts are on a pro forma basis after giving effect to the acquisition of Chaparral. These amounts are included in Gerdau Ameristeel’s pro forma condensed combined balance sheet as at June 30, 2007. Total debt includes $300 million principal amount of Chaparral’s 10% Senior Notes due 2013, all of which were purchased by Gerdau Ameristeel in September and October 2007.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2007.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5)	Pension plan and other post retirement plan contributions beyond 2007 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets.

Risk factors

You should carefully consider the following risks, as well as the other information contained in this prospectus and the documents incorporated by reference herein before investing in our common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including risks that we currently consider immaterial, may also adversely affect our business.

Risks related to the combined company’s business and industry

Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of our products.

We compete with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect our sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of our products, which could materially adversely affect our sales and profit margins. In addition, in the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.

The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in our revenue and profitability.

The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. We are particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for our products.

Market conditions for steel products in the U.S. and Canadian markets have fluctuated over the years. Significant portions of our products are also destined for the steel service center industry. Many of our markets are cyclical in nature, which affects the demand for our finished products. A disruption or downturn in any of these industries or markets could materially adversely impact our financial condition, production, sales, margins and earnings. We are also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.

Our profitability can be adversely affected by increases in raw material and energy costs.

Our operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for our minimill operations. Prices for steel scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap have resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently well above previous ten-year highs. We do not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, our profit margins could be materially adversely affected. We may not be able to pass on higher scrap costs to our customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause our production to decline and materially adversely affect sales and profit margins.

Energy costs represent a significant portion of the production costs for the combined company’s operations. Some of our minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, we have significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, we do not have long-term contracts for natural gas and therefore are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects our sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression, which could materially adversely affect our ability to compete and maintain our sales levels and profit margins.

A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China’s supply of steel may soon exceed, and in some cases may already exceed, its demand for that product. Many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.

Our acquisition of and integration with Chaparral may not be successful and may reduce our profitability.

The acquisition of Chaparral involves risks relating to the difficulty of integrating the business, operations, products and services of Chaparral with those of Gerdau Ameristeel, as well as any unanticipated expenses related to such integration. Integration with Chaparral will require a substantial amount of our time. Diversion of our attention from our existing businesses, as well as problems that may arise in connection with our integration of the operations, may have a material adverse impact on our revenues and results of operations. Integration may result in additional expenses, which could negatively affect our results of operations and financial condition. In addition, we may discover that we have acquired undisclosed liabilities as a result of the acquisition of Chaparral. Although we have conducted what we believe to be a prudent investigation in connection with the acquisition of Chaparral, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning Chaparral and we are not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. We may not succeed in addressing these risks or any other problems encountered in connection with the acquisition of Chaparral. We may not successfully integrate the business, operations or product lines of Chaparral with those of Gerdau Ameristeel, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual pre-tax operating synergies in excess of $55.0 million by the end of 2008. We believe that the acquisition of Chaparral may be dilutive to our future earnings after considering expected synergies and after giving effect to this offering. If the benefits of the acquisition do not exceed the costs associated with the acquisition, our results of operations and financial condition could be materially adversely affected.

Our participation in the consolidation of the steel industry could adversely affect our business.

We believe that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of our customers to focus on fewer key suppliers. As a result, we intend to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances, as well as our recent acquisition of Chaparral, will likely involve some or all of the following risks, which could materially adversely affect our business, results of operations or financial condition:

•	the difficulty of integrating the acquired operations and personnel into our existing business;

•	the potential disruption of our ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which we have little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to our venture participants or to third parties as a result of our participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.

Acquisition targets may require significant capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. We may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by us or expose us to environmental liability.

Future acquisitions may be required for us to remain competitive, but we cannot assure you that we can complete any such transactions on favorable terms or that we can obtain financing, if necessary, for such transactions on favorable terms. We also cannot assure you that future transactions will improve our competitive position and business prospects as anticipated; if they do not, our results of operations may be materially adversely affected.

Steel operations require substantial capital investment and maintenance expenditures which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for our products.

Steel manufacturing is very capital intensive, requiring us and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Interruptions in our production capabilities would increase our production costs and reduce our sales and earnings for the affected period. In addition to periodic equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for our operations. Our insurance may not cover our losses. In addition, long-term business disruption could harm our reputation and result in a loss of customers, which could materially adversely affect our business, results of operations and financial condition.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our debt agreements.

We are highly leveraged. We have borrowed $3.9 billion to fund the acquisition of Chaparral and will use the net proceeds of this offering to partially repay these loans. We had $4.5 billion of net indebtedness as of June 30, 2007, on a pro forma basis after giving effect to our acquisition of Chaparral. Our degree of leverage could have important consequences for you, including the following:

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit our ability to declare dividends on our common shares;

•	a portion of our cash flows from operations must be dedicated to the payment of interest on our existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of our borrowings, including borrowings under our existing credit facilities, are at variable rates of interest and expose us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	we may be vulnerable in a downturn in general economic conditions; and

•	we may be unable to make capital expenditures that are important to our growth and strategies.

Under the terms of our existing credit facilities, we are permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The new credit facilities entered into to finance the acquisition of Chaparral contain financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The new credit facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The new credit facilities also contain customary covenants restricting our ability, including the ability of two of our subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on our assets, enter into certain transactions with affiliates and enter into certain merger transactions. Our senior secured revolving credit facility also contains customary restrictive covenants that limit our ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit our discretion in the operation of our business.

Environmental and occupational health and safety laws and regulations affect us and compliance may be costly and reduce profitability.

We are required to comply with an evolving body of environmental and occupational health and safety laws and regulations (EHS Laws). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that we have not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on us.

Our operations involve the use of large and complex machinery and equipment and exposure to various substances. As a consequence, there is an inherent risk to our workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our operations.

We generate certain wastes, primarily electric arc furnace dust (EAF dust), that are classified as hazardous wastes and must be properly managed under applicable EHS Laws. In the United States and Canada, certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of our present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. We could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on our results of operations and financial condition.

Our estimate of remediation costs is based on our review of each site and the nature of the anticipated remediation activities to be undertaken. Although the ultimate costs associated with the remediation are not precisely known, we have estimated the present value of the total remaining costs as of December 31, 2006 and June 30, 2007, on a pro forma basis, to be approximately $22.2 and $13.7 million, respectively, with these costs recorded as a liability in our financial statements.

Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on our business, financial condition, or results of operations.

We are required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time we apply for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect our results of operations and financial condition and may subject us to penalties. In addition, we may be required to obtain additional operating permits or governmental approvals and incur additional costs. We may not be able to meet all applicable regulatory requirements. Moreover, we may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, our environmental and occupational health and safety capital expenditures could materially increase in the future.

In addition, and as discussed further under “Our business—Environmental and regulatory matters”, the potential presence of radioactive materials in the scrap that we melt in our electric arc furnaces in our minimills presents a significant economic exposure and may present a risk to our workers.

Chaparral is required to comply with the same body of environmental and occupational health and safety laws and regulations as described above as they apply in the United States. The existence of any undisclosed environmental liabilities of Chaparral and our responsibility for any environmental matters relating to Chaparral could have a material adverse effect on our business, financial condition and results of operations.

Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on our results of operations and financial condition.

We anticipate that our Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some of which could be in place in the relative near term, as the 2008 commencement of the first Kyoto Protocol compliance period draws closer. Certain state governments in the United States, including California and a growing coalition of eastern and mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, federal legislation that would limit greenhouse gas emissions has been re-introduced in the U.S. Congress and may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on our results of operations and financial condition.

By seeking protection under bankruptcy laws, some of our competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than us or other producers that have remained solvent.

Our pension plans are currently underfunded.

We have several pension plans that are currently underfunded and adverse market conditions could require us to make substantial cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2006, on a pro forma basis, the aggregate value of plan assets of our pension plans (including supplemental retirement plans of the former Co-Steel) was $459.6 million, while the aggregate projected benefit obligation was $600.3 million, resulting in an aggregate deficit of $140.7 million for which we are responsible. We have made cash payments of $19.6 million to our defined benefit pension plan for the six months ended June 30, 2007 on a pro forma basis. We expect to contribute an additional $13.0 million during the remainder of 2007. Funding requirements in future years may be materially higher, depending on market conditions, and may restrict the cash available for our business.

We may not be able to successfully renegotiate collective bargaining agreements when they expire and our financial results may be adversely affected by labor disruptions.

As at September 30, 2007, approximately 34%, of our employees were represented by the United Steel Workers of America (USWA) and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, we reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.

We may be unable to successfully negotiate new collective bargaining agreements without any labor disruption when our existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on our operations. Labor organizing activities could occur at one or more of our other facilities or at other companies upon which we are dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on our financial condition and results of operations.

We are exposed to fluctuations in interest rates.

Certain of our borrowings, primarily borrowings under our senior secured credit facility, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase and our net income would decrease. Significant changes in interest rates can increase our interest expense and have a material adverse effect on our results of operations or financial condition.

Currency fluctuations could adversely affect our financial results or competitive position.

We report results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.

In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect our business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by our foreign competitors. As a result, our steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on our sales, revenues, margins and profitability.

Estimates used in the preparation of our financial statements may differ from actual results.

We prepare our financial statements in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on our financial results and results of operations.

We depend on our senior management and we may be unable to replace key executives if they leave.

Our operations and prospects depend in large part on the performance of our senior management team. We do not have non-competition agreements with any of our executive officers other than Mario Longhi, our President and Chief Executive Officer. We cannot assure you that our executive officers will remain with us as employees. In addition, we cannot assure you that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team or our difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on our business, financial condition and results of operations.

We rely on our joint ventures for a portion of our income and cash flows, but we do not control them or their distributions.

We have three 50%-owned joint ventures that contribute to our financial results but that we do not control. These joint ventures contributed $32.0 million to our net income for the six months ended June 30, 2007 and $115.6 million to our net income for the year ended December 31, 2006, in each case on a pro forma basis. We received $31.7 million of cash distributions from our joint ventures in the six months ended June 30, 2007 and $101.6 million of cash distributions for the year ended December 31, 2006. However, as we do not control the joint ventures, we cannot, without agreement from our partner, cause any joint venture to distribute its income from operations to us. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to us unless specified financial covenants are satisfied. Additionally, since we do not control our joint ventures, they may not be operated in a manner that we believe would be in the joint ventures’, or our, best interests.

Risks related to the offering

Gerdau S.A. and its controlling shareholders control us and their interests may be different from yours.

Gerdau S.A. currently beneficially owns approximately 66.5% of our outstanding common shares and, following completion of this offering, will continue to beneficially own approximately 66.5% of our outstanding common shares. The terms of the Gerdau S.A. purchase are set out in an agreement between us and Gerdau S.A. as described under “Sale to Gerdau S.A.”. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family. Four of the ten directors on our board of directors are independent directors within the meaning of applicable laws. Three of the directors are members or former members of the combined company’s management, three of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the controlling family. As a result, Gerdau S.A. and the controlling family significantly influence decisions affecting us, including the election of our board of directors, control of our management and policies, and determination of the outcome of any corporate transactions or other matters that require shareholder approval (such as mergers, consolidations or the sale of all or substantially all of our assets). The interests of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over us in a manner inconsistent with your interests.

The price of our common shares may be volatile and the value of your investment could decline.

The trading price of our common shares has been and could in the future be volatile in response to industry developments and business-specific factors such as variations in quarterly operating results, general economic conditions, changes in securities analysts’ recommendations regarding our securities and other factors. These factors could cause the market price of our common shares to decline, which could materially diminish the value of your investment.

We may issue additional equity securities which may reduce our earnings per share.

We have in the past issued and may continue to issue equity securities to finance our activities, including in order to finance acquisitions. If we issue additional common shares, you will experience dilution in our earnings per share. Moreover, as our intention to issue additional equity securities becomes publicly known, our share price may be materially adversely affected.

Because we are a Canadian company, certain civil liabilities and judgments may not be enforceable against us.

We are incorporated under the laws of Canada. Some of our directors and officers and certain of the experts named elsewhere in this prospectus are residents of countries other than the United States, including Canada. A portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a shareholder to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

A portion of the net proceeds of this offering will be paid to affiliates of certain of our underwriters. This may present a conflict of interest.

Under our new term loan and bridge loan facilities, which we used to finance the acquisition of Chaparral, JP Morgan Chase Bank, N.A. is administrative agent and ABN AMRO Bank N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. are joint bookrunners and joint lead arrangers. Affiliates of ABN AMRO Bank N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. are also lenders under the new term loan and bridge loan facilities and affiliates of CIBC World Markets Corp. and Banc of America Securities LLC are expected to become lenders under the term loan facility. We intend to use the net proceeds of this offering to partially repay the loans incurred by us for the acquisition of Chaparral.

These affiliations may present a conflict of interest since J. P. Morgan Securities Inc., ABN AMRO Rothschild LLC, HSBC Securities (USA) Inc., CIBC World Markets Corp. and Banc of America Securities LLC, their affiliated lenders, or the Canadian broker-dealer affiliates of J.P. Morgan Securities Inc., HSBC Securities (USA) Inc., CIBC World Markets Corp. and Banc of America Securities LLC may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions they or their affiliates would receive. See “Underwriting”.

Cautionary statement regarding
forward-looking statements

Certain statements included and incorporated by reference in this prospectus constitute forward-looking statements or forward looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian provincial securities laws. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, or “will” and similar expressions, as they relate to us or our management, often identify forward-looking statements. Forward-looking statements may also be included in various filings that we make with Canadian securities regulatory authorities and the SEC.

These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on these statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur, including the following, which are discussed in greater detail under the heading “Risk factors”:

•	excess global capacity in the steel industry and the availability of competitive substitute materials;

•	the cyclical nature of the steel industry and the industries we serve;

•	increases in the cost of steel scrap, energy and other raw materials;

•	steel imports and trade regulations;

•	a change in China’s steelmaking capacity or slowdown in China’s steel consumption;

•	risks relating to the acquisition and integration of Chaparral;

•	our participation in consolidation of the steel industry;

•	the substantial capital investment and similar expenditures required in our business;

•	unexpected equipment failures and plant interruptions or outages;

•	our level of indebtedness;

•	the cost of compliance with environmental and occupational health and safety laws;

•	the enactment of laws intended to reduce greenhouse gases and other air emissions;

•	competitors’ relief of debt burdens and legacy costs by seeking protection under bankruptcy laws;

•	our ability to fund our pension plans;

•	our ability to renegotiate collective bargaining agreements and avoid labor disruptions;

•	interest rate risk;

•	currency exchange rate fluctuations;

•	the accuracy of estimates used in the preparation of our financial statements;

•	the loss of key employees; and

•	our reliance on joint ventures that we do not control.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Exchange rate information

The following table sets forth, for each period indicated, the low and high exchange rates for U.S. dollars expressed in Canadian dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These rates are presented for information purposes and are not the same as the rates that are used for purposes of translating Canadian dollars into U.S. dollars in our consolidated financial statements:

				Six months ended
	Year ended December 31,			June 30,
	2004	2005	2006	2006	2007

Low	$1.1775	$1.1507	$1.0989	$1.0989	$1.0579
High	$1.3970	1.2703	1.1726	1.1726	1.1852
Period End	$1.2034	1.1656	1.1652	1.1150	1.0634
Average	$1.3017	1.2115	1.1340	1.1381	1.1345

On October 31, 2007, the noon buying rate was $1.00 = Cdn$0.9496.

Use of proceeds

We estimate that our net proceeds of this offering, after deducting the underwriting commission and the estimated expenses of the offering, will be approximately $1.33 billion, based on the public offering price of $12.25 per share. If the overallotment option is exercised in full and Gerdau S.A. purchases all of the common shares issuable under the Gerdau S.A. additional commitment, we estimate that our net proceeds will be approximately $1.53 billion. We will use the net proceeds of this offering to partially repay the loans incurred by us for the acquisition of Chaparral.

While we intend to spend the net proceeds of this offering available to us as stated above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds of this offering may be necessary or advisable.

Dividends

No dividends were paid from January 2003 until January 2005 when Gerdau Ameristeel’s Board of Directors approved the initiation of a quarterly cash dividend of $0.02 per common share.

The declaration and payment of dividends on our common shares are at the discretion of our Board of Directors. Since January 2005, dividends on the common shares have been paid at the beginning of March, June, September and December of each year.

We also paid a special dividend of $0.14 per common share in 2005, $0.22 per common share in 2006 and $0.27 per common share in 2007.

Price range and trading volume

Our common shares are listed and trade on the TSX and on the NYSE under the symbol “GNA”.

On November 1, 2007, the closing price of our common shares on the TSX was Cdn$12.24 and the closing price of our common shares on the NYSE was $12.92.

The following table sets forth the reported high and low trading prices and trading volumes of our common shares as reported by the TSX and NYSE from January 2006 through September 2007.

	TSX			NYSE
Month	High	Low	Volume	High	Low	Volume
	(in Cdn$)	(in Cdn$)	(millions)	(in $)	(in $)	(millions)

2006
January	8.85	6.45	6.44	7.75	5.58	7.36
February	9.45	6.89	17.14	8.25	6.18	11.71
March	11.45	8.82	9.75	9.85	7.64	14.17
April	12.40	10.64	9.55	11.02	9.28	9.39
May	12.24	9.18	11.16	10.96	8.18	10.29
June	11.18	8.64	8.44	10.04	7.84	7.18
July	12.09	10.36	6.12	10.70	8.97	8.65
August	11.80	10.47	9.41	10.40	9.31	8.53
September	11.35	9.27	7.16	10.23	8.39	6.19
October	12.00	9.75	6.27	10.67	8.61	5.56
November	12.00	11.01	6.94	10.66	9.63	6.18
December	11.72	10.06	5.57	10.34	8.83	8.68

2007
January	12.38	9.56	7.42	10.50	8.11	9.67
February	13.99	11.30	9.87	11.82	9.57	15.47
March	13.71	12.01	5.15	11.90	10.14	8.84
April	14.28	12.59	5.07	12.80	11.14	7.70
May	17.75	13.00	11.64	16.35	11.73	20.09
June	17.28	15.35	7.14	16.50	14.32	12.44
July	17.25	13.51	8.31	16.48	12.78	16.61
August	14.74	10.28	9.39	13.66	9.60	20.50
September	12.45	10.80	7.67	12.40	10.35	18.23
October	13.23	11.48	6.85	13.85	11.76	15.28

Capitalization

The following table sets forth our cash and short term investments, and capitalization as at June 30, 2007: (i) on an actual basis, (ii) pro forma to give effect to the acquisition of Chaparral, and (iii) pro forma as adjusted to give effect to the acquisition of Chaparral and our sale of 110,000,000 common shares in this offering (based on the public offering price of $12.25 per share) after deducting the estimated expenses of this offering and the underwriting commission and the use of net proceeds therefrom. The table should be read in conjunction with the consolidated financial statements, the pro forma financial statements and the related notes incorporated by reference in this prospectus.

	As at June 30, 2007
		Pro	Pro forma
(dollars in millions)	Actual	forma	as adjusted

Cash and short-term investments	$257.1	$225.9	$225.9

Current portion of long-term borrowings	$0.1	$1,150.1	$0.1
Long-term borrowings, less current portion	455.0	3,535.4	3,358.0

Total indebtedness[1]	$455.1	$4,685.5	$3,358.1

Shareholders’ equity
Capital stock (authorized common shares—unlimited; outstanding—actual and pro forma—305,635,915, and pro forma as adjusted—415,635,915)	$1,017.8	$1,017.8	$2,345.2
Retained earnings	1,007.0	1,007.0	1,007.0
Accumulated other comprehensive income	43.0	43.0	43.0

Total shareholders’ equity	$2,067.8	$2,067.8	$3,395.2

Total capitalization	$2,522.9	$6,753.3	$6,753.3

(1)	Total indebtedness includes $300 million principal amount of Chaparral’s 10% Senior Notes due 2013, all of which were purchased by Gerdau Ameristeel in September and October 2007.

The table above excludes 1,194,523 common shares issuable upon exercise of options to purchase common shares outstanding as at June 30, 2007.

Selected historical consolidated financial and operating data

Gerdau Ameristeel Corporation

The selected historical consolidated financial data presented below as at and for the years ended December 31, 2005 and 2006 have been derived from the revised audited comparative consolidated financial statements of Gerdau Ameristeel as at and for the years ended December 31, 2005 and 2006, incorporated by reference in this prospectus. The selected historical consolidated financial data presented below as at and for the year ended December 31, 2004 have been derived from the audited consolidated financial statements of Gerdau Ameristeel as at and for the year ended December 31, 2004, which are not incorporated by reference in this prospectus but are publicly available at www.sedar.com. The selected historical consolidated financial data presented below as at and for the six months ended June 30, 2006 and 2007 have been derived from Gerdau Ameristeel’s unaudited comparative consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim periods have been included. Results for the six months ended June 30, 2006 and 2007 are not necessarily indicative of results to be expected for the full year or any future period. The following data should be read in conjunction with Gerdau Ameristeel’s management’s discussion and analysis of financial condition and results of operations and Gerdau Ameristeel’s comparative consolidated financial statements and related notes, incorporated by reference in this prospectus and publicly available at www.sedar.com.

	Year ended December 31,			Six months ended June 30,
(dollars in millions, except earnings per share, or as otherwise indicated)	2004	2005	2006	2006	2007
				(as amended)

Statement of earnings data:
Net sales	$3,009.9	$3,897.1	$4,464.2	$2,265.0	$2,674.8
Income from operations[1]	373.3	400.5	512.9	283.1	395.5
Net income[1]	337.7	295.5	378.6	216.5	272.7
Earnings per share—Basic[1]	$1.46	$0.97	$1.24	$0.71	$0.89
Earnings per share—Diluted[1]	$1.45	$0.97	$1.24	$0.71	$0.89
Other data:
EBITDA[2]	$527.3	$620.9	$756.4	$395.5	$489.1
Net cash provided by operating activities[1]	125.0	578.5	508.2	274.7	199.8
Net cash used in investing activities	(380.6)	(179.1)	(516.7)	(406.8)	(100.6)
Net cash provided by (used in) financing activities	329.8	(73.0)	(296.5)	(81.2)	(79.3)
Capital expenditures	$82.1	$135.9	$214.4	$88.0	$92.8

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(as amended)

Operational data:
Production (tons in 000’s)
Melt shops	5,550.6	6,124.1	6,679.1	3,402.3	3,527.0
Rolling mills	5,245.4	6,016.2	6,402.3	3,200.8	3,482.9
Finished steel shipments (tons in 000’s)
Rebar	1,322.8	1,473.2	1,518.8	771.4	873.4
Merchant/special sections	2,312.7	3,054.2	3,152.7	1,673.3	1,630.5
Rod	786.7	703.0	729.6	378.2	378.6
Fabricated steel	755.8	1,057.1	1,152.3	577.0	702.9

Total	5,178.0	6,287.5	6,553.4	3,399.9	3,585.4
Selling prices ($/ton)
Mill external shipments	$492	$523	$575	$561	$617
Fabricated steel shipments	601	705	770	744	870
Scrap charged ($/ton)	189	178	194	194	224
Metal spread (selling price less scrap) ($/ton)
Mill external shipments	$302	$345	$381	$367	$393
Fabricated steel shipments	412	527	576	550	645
Mill manufacturing cost ($/ton)	$211	$239	$249	$242	$253

	As at December 31			As at June 30, 2007
			(as amended)			Pro forma
(dollars in millions)	2004	2005	2006	Actual	Pro forma[3]	as adjusted[4]

Balance sheet data:
Cash and short-term investments	$88.1	$414.3	$232.7	$257.1	$225.9	$225.9
Working capital[1]	855.6	1,115.6	1,072.9	1,276.4	478.6	1,628.6
Property, plant and equipment, net	919.9	955.6	1,119.5	1,182.9	1,878.9	1,878.9
Total assets	2,592.5	2,829.5	3,176.4	3,448.2	8,364.7	8,364.7
Long-term debt[5]	519.3	529.3	431.4	455.0	3,535.4	3,358.0
Total indebtedness[5]	524.0	530.3	431.7	455.1	4,685.5	3,358.1
Shareholders’ equity[1]	$1,364.8	$1,584.0	$1,853.5	$2,067.8	$2,067.8	$3,395.2

(1)	Adoption of New Accounting Pronouncements:

On January 1, 2007, Gerdau Ameristeel adopted retrospectively Financial Accounting Standards Board (FASB) Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP No. AUG AIR-1). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, we now record expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred.

The adjustment for the change in accounting for planned major maintenance activities for the six months ended June 30, 2006 and as at December 31, 2006 has been reflected in Gerdau Ameristeel’s unaudited comparative consolidated financial statements for the six months ended June 30, 2006 and 2007, incorporated by reference in this prospectus. The adjustment for the change in accounting for planned major maintenance activities in the selected historical consolidated statements of earnings data of Gerdau Ameristeel as at and for the years ended December 31, 2004, 2005 and 2006, respectively, and for the six months ended June 30, 2006 is as follows:

	Year ended December 31, 2004
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$373.3	$0.2	$373.5
Income tax expense	110.1	0.1	110.2
Net income	337.7	0.1	337.8
Earnings per share—Basic	$1.46	$0.00	$1.46
Earnings per share—Diluted	$1.45	$0.00	$1.45

	Year ended December 31, 2005
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$400.5	$6.4	$406.9
Income tax expense	144.7	2.3	147.0
Net income	295.5	4.2	299.7
Earnings per share—Basic	$0.97	$0.01	$0.98
Earnings per share—Diluted	$0.97	$0.01	$0.98

	Year ended December 31, 2006
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$512.9	$(6.3)	$506.6
Income tax expense	198.9	(2.3)	196.6
Net income	378.6	(4.1)	374.5
Earnings per share—Basic	$1.24	$(0.01)	$1.23
Earnings per share—Diluted	$1.24	$(0.01)	$1.23

	Six months ended June 30, 2006
	As originally	Impact of
(dollars in millions, except earnings per share)	reported	adjustment	As adjusted

Income from operations	$278.2	$4.9	$283.1
Income tax expense	104.6	1.7	106.3
Net income	213.3	3.2	216.5
Earnings per share—Basic	$0.70	$0.01	$0.71
Earnings per share—Diluted	$0.70	$0.01	$0.71

The adjustment for the change in accounting for planned major maintenance activities in the selected historical consolidated balance sheet data for Gerdau Ameristeel as at December 31, 2004, 2005 and 2006 is as follows:

	As at December 31, 2004
	As originally	Impact of
(dollars in millions)	reported	adjustment	As adjusted

Total current liabilities	$486.5	$(2.0)	$484.5
Total shareholders’ equity	1,364.8	1.2	1,366.0

	As at December 31, 2005
	As originally	Impact of
(dollars in millions)	reported	adjustment	As adjusted

Total current liabilities	$435.0	$(8.4)	$426.6
Total shareholders’ equity	1,584.0	5.4	1,589.4

	As at December 31, 2006
	As originally	Impact of
(dollars in millions)	reported	adjustment	As adjusted

Total current liabilities	$525.7	$(2.1)	$523.6
Total shareholders’ equity	1,852.1	1.4	1,853.5

(2)	EBITDA is calculated by adding earnings before interest, taxes, depreciation and amortization, minority interest and cash distributions from 50%-owned joint ventures and deducting earnings from 50%-owned joint ventures.

The following table reconciles EBITDA with net income for the periods indicated:

	Year ended December 31,			Six months ended June 30,
(dollars in millions)	2004	2005	2006	2006	2007
				(as amended)

Net income	$337.7	$295.5	$378.6	$216.5	$272.7
Cash distribution from 50%-owned joint ventures	82.8	115.8	101.6	61.1	31.7
Earnings from 50%-owned joint ventures	(141.5)	(91.2)	(115.6)	(63.4)	(32.0)
Depreciation and amortization	81.9	105.7	146.5	54.6	59.2
Interest and other expense on debt	56.3	50.4	43.7	20.4	13.9
Income tax expense	110.1	144.7	198.9	106.3	133.8
Minority interest	–	–	2.7	–	9.8

EBITDA	$527.3	$620.9	$756.4	$395.5	$489.1

(3)	Pro forma to give effect to the acquisition of Chaparral.

(4)	Pro forma as adjusted to give effect to the acquisition of Chaparral and our sale of 110,000,000 common shares in this offering (based on the public offering price of $12.25 per share) after deducting the estimated expenses of this offering and the underwriting commission and the use of net proceeds therefrom.

(5)	Total indebtedness as at December 31, 2004 and 2005 includes Gerdau Ameristeel’s unsecured, subordinated convertible debentures of $86.5 million and $96.6 million, respectively, and total indebtedness as at June 30, 2007, on a pro forma and pro forma as adjusted basis, includes $300 million principal amount of Chaparral’s 10% Senior Notes due 2013. Gerdau Ameristeel redeemed all of its convertible debentures in September 2006 and completed the purchase of all of Chaparral’s outstanding 10% Senior Notes in October 2007.

Chaparral Steel Company

The selected historical consolidated financial data presented below as at May 31, 2006 and 2007 and for the three years ended May 31, 2007 have been derived from Chaparral’s audited consolidated financial statements, included in our business acquisition report dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007), which is incorporated by reference in this prospectus. The following data should be read in conjunction with our business acquisition report.

	Year ended May 31,
(dollars in millions except as otherwise indicated)	2005	2006	2007

Statement of operations data:
Net sales	$1,116.4	$1,466.7	$1,722.9
Income before income taxes	120.2	$239.3	$406.7
Net income	$78.1	$157.1	$269.3
Other data:
EBITDA[1]	$216.4	$321.4	$486.5
Net cash provided by operating activities	25.1	260.8	273.5
Net cash used in investing activities	(27.0)	(181.3)	(255.5)
Net cash provided by (used in) financing activities	2.6	(46.2)	(13.5)
Capital expenditures	$26.6	$16.4	$22.2
Operational data:
Shipments (tons in 000’s)
Structural mills	1,426	1,916	1,935
Bar mill	369	415	336

Total	1,795	2,331	2,271

Selling prices ($/ton, excluding delivery fees)
Structural mills	$555	$576	$699
Bar mill	647	578	660
Combined	$574	$576	$693

	As at May 31,
(dollars in millions)	2006	2007

Balance sheet data:
Cash and short-term investments	$206.6	$443.4
Working capital	428.2	706.8
Property, plant and equipment, net	594.0	568.0
Total assets	1,229.5	1,517.7
Total indebtedness	300.0	300.0
Shareholders’ equity	$668.5	$928.8

(1)	EBITDA is earnings before interest, taxes, depreciation and amortization.

The following table reconciles EBITDA with net income for the periods indicated:

	Year ended May 31,
(dollars in millions)	2005	2006	2007

Net income	$78.1	$157.1	$269.3
Depreciation and amortization	48.9	50.1	48.0
Interest and other expense on debt	47.3	32.0	31.8
Income tax expense	42.1	82.2	137.4

EBITDA	$216.4	$321.4	$486.5

Selected pro forma condensed combined
financial and operating data

The following selected unaudited pro forma condensed combined financial data gives effect to Gerdau Ameristeel’s acquisition of Chaparral, and is based on Gerdau Ameristeel’s historical comparative consolidated financial statements and the historical consolidated financial statements of Chaparral contained in our business acquisition report dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007), each incorporated by reference in this prospectus. The unaudited pro forma condensed combined balance sheet as at June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated balance sheet as at June 30, 2007 and the consolidated balance sheet of Chaparral as at May 31, 2007, and gives effect to the acquisition of Chaparral as if it had occurred on June 30, 2007. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2006 has been prepared by combining Gerdau Ameristeel’s revised consolidated statement of earnings for the year ended December 31, 2006 and Chaparral’s consolidated statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the year ended May 31, 2006 and Chaparral’s consolidated statement of operations for the six months ended November 30, 2006, less Chaparral’s consolidated statement of operations for the six months ended November 30, 2005, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006. The unaudited pro forma condensed combined statement of earnings for the six months ended June 30, 2007 has been prepared by combining Gerdau Ameristeel’s consolidated statement of earnings for the six months ended June 30, 2007 and Chaparral’s consolidated statement of operations for the six months ended May 31, 2007, which was prepared based on Chaparral’s consolidated statement of operations for the year ended May 31, 2007, less Chaparral’s consolidated statement of operations for the six months ended November 30, 2006, and gives effect to the acquisition of Chaparral as if it had occurred on January 1, 2006.

The selected unaudited pro forma condensed combined financial data have been prepared based upon currently available information and assumptions that we deem appropriate, as described in our business acquisition report. The selected unaudited pro forma condensed combined financial data are for informational purposes only and are not necessarily indicative of either the financial position or the results of operations that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates referred to above, nor are such pro forma data necessarily indicative of the results of future operations, because such unaudited pro forma condensed combined financial data are based on estimates of financial effects that may prove to be inaccurate.

	Pro forma	Pro forma
	year ended	six months ended
(dollars in millions)	December 31, 2006	June 30, 2007

Statement of earnings data:
Net sales	$6,055.1	$3,582.7
Income from operations	723.2	589.2
Net income	$332.8	$309.8
Other data:
EBITDA[1]	$1,124.6	$755.9

Pro forma as at
(dollars in millions)	June 30, 2007

Balance sheet data:
Cash and short-term investments	$225.9
Working capital	478.6
Property, plant and equipment, net	1,878.9
Total assets	8,364.7
Long-term debt	3,535.4
Total indebtedness	$4,685.5

	Pro forma	Pro forma
	year ended	six months ended
	December 31, 2006	June 30, 2007

Operational data:
Production (tons in 000’s)
Melt shops	9,191.1	4,800.4
Rolling mills	8,715.4	4,630.1
Finished steel shipments (tons in 000’s)
Rebar	1,518.8	873.4
Merchant/special sections	2,192.2	1,074.9
Structural	3,248.5	1,718.6
Rod	729.6	378.6
Flat rolled (joint venture)	772.9	400.8

Total mill external	8,462.0	4,446.3
Fabricated steel	1,152.3	702.9

Total	9,614.3	5,149.2

Selling prices ($/ton)
Mill external shipments	$591	$643
Fabricated steel shipments	770	870
Scrap charged ($/ton)	$192	$221
Metal spread (selling price less scrap) ($/ton)
Mill external shipments	$399	$422
Fabricated steel shipments	578	649
Mill manufacturing cost ($/ton)	$246	$246

(1)	EBITDA is calculated by adding earnings before interest, taxes, depreciation and amortization, minority interest and cash distributions from 50%-owned joint ventures and deducting earnings from 50%-owned joint ventures.

The following table reconciles pro forma EBITDA with pro forma net income for the year ended December 31, 2006 and the six months ended June 30, 2007:

	Pro forma	Pro forma
	year ended	six months ended
	December 31,	June 30,
	2006	2007

Net income	$332.8	$309.8
Earnings from 50%-owned joint ventures	(115.6)	(32.0)
Cash distribution from 50%-owned joint ventures	101.6	31.7
Depreciation and amortization	315.3	136.3
Interest and other expense on debt	332.7	155.3
Income tax expense	155.1	144.9
Minority interest	2.7	9.9

EBITDA	$1,124.6	$755.9

Liquidity and capital resources of the combined company

Our financial policy has been to reduce debt and return cash to shareholders through dividends. Our acquisition of Chaparral required us to incur significant debt. To finance the acquisition, we have borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility, which has been reduced to $1.0 billion as of September 28, 2007 using borrowings under our senior secured credit facility (described below). The term loan facility consists of three tranches with terms ranging from five to six years, and the bridge loan facility has a term of 90 days and may be extended an additional 90 days at our option. We may elect to prepay all or any portion of the loans under each facility at any time without penalty or premium.

Each of the term and bridge loans is guaranteed by Gerdau S.A. and certain of its subsidiaries. The facility documentation includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The facilities also contain customary covenants restricting our ability, including the ability of two of our subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on our assets, enter into certain transactions with affiliates and enter into certain merger transactions. As of the date hereof, we are in compliance in all material respects with the terms of our term and bridge loan facilities.

We also have available a $650.0 million senior secured revolving credit facility that expires in October 2010. We are able to borrow under the senior secured revolving credit facility the lesser of (i) $650.0 million and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured revolving credit facility. Since the borrowing base under the senior secured revolving credit facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the senior secured revolving credit facility are secured by our inventory, accounts receivable and certain other personal property. As of September 30, 2007, our availability under our revolving credit facility was approximately $432.8 million. Our senior secured revolving credit facility contains customary restrictive covenants that limit our ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants, and the covenants under our term and bridge facilities described above will limit our discretion in the operation of our business.

As of June 30, 2007, on a pro forma basis after giving effect to the acquisition of Chaparral, the combined company had approximately $4.7 billion in total debt (including $300 million principal amount of Chaparral’s 10% Senior Notes due 2013, all of which were purchased by Gerdau Ameristeel in September and October 2007). Our substantial indebtedness could limit our financial and operating flexibility. In particular, we may be required to dedicate a substantial portion of our cash flows from operations and the proceeds of any equity issuances to the repayment of our debt and the payment of interest on our debt, making it more difficult for us to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic downturns. See “Risk factors—Risks related to the combined company’s business and industry—Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under debt agreements”.

Our business strategy will be focused on continuing to maximize free cash flow and strengthen our financial profile through continued pursuit of active programs to increase production in response to market demand, aggressively manage costs and use available cash flow to reduce debt. We will continue to maintain a disciplined approach to our use of assets and remain committed to maintaining a low leverage profile with a target of 35% debt-to-capitalization ratio.

The following table represents our contractual obligations as at June 30, 2007 on a pro forma basis after giving effect to the acquisition of Chaparral but not giving effect to the offering or the use of proceeds therefrom:

		Less than
(dollars in millions)	Total	one year	1-3 years	4-5 years	After 5 years

Total debt[1]	$4,685.5	$1,150.1	$0.2	$1,952.7	$1,582.5
Interest	1,507.6	191.1	535.5	535.1	245.9
Operating leases[2]	70.7	11.9	18.8	14.8	25.2
Capital expenditures[3]	156.1	117.1	27.3	11.7	–
Unconditional purchase obligations[4]	208.4	149.7	22.1	16.4	20.2
Pension funding obligations[5]	13.0	13.0	–	–	–

Total contractual obligations	$6,641.3	$1,632.9	$603.8	$2,530.7	$1,873.9

(1)	Total amounts are on a pro forma basis after giving effect to the acquisition of Chaparral. These amounts are included in Gerdau Ameristeel’s pro forma condensed combined balance sheet as at June 30, 2007. Total debt includes $300 million principal amount of Chaparral’s 10% Senior Notes due 2013, all of which were purchased by Gerdau Ameristeel in September and October 2007.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2007.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5)	Pension plan and other post retirement plan contributions beyond 2007 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets.

Industry

The United States steel industry is composed of two major sectors: integrated steel mills and minimills. Integrated steel facilities use blast furnaces to make molten steel from iron ore and coke. Minimills, like the ones we own, melt scrap steel and other iron bearing feedstocks using electric arc furnaces. Minimills tend to be smaller and less capital-intensive than integrated mills, and can therefore be built and operated in multiple locations that are closer to end customers. Minimills have accounted for an increasing amount of North American steel production.

The steel industry can also be segmented between flat rolled and long products. Flat products are processed on rolls with flat faces as opposed to grooved or cut faces and include shapes such as sheet, strip and plate. Long products include rods, bars and structural products. Minimill producers like us tend to concentrate primarily on long products while integrated mills focus on flat rolled products. However, minimills using thin slab casting technology are increasingly able to compete with integrated producers of flat rolled products.

Steel is sold to customers in a variety of industries, including non-residential, commercial and industrial, and residential construction, metal building, manufacturing, transportation, mining, cellular and electrical transmission and equipment manufacturing. Many customers are served indirectly through steel service centers, which act as intermediaries for a large portion of North American steel supply.

The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence upon cyclical end markets and the high volatility of raw material and energy prices. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.

Beginning in mid-2000 and continuing through 2002, the North American steel industry experienced a severe downward cycle due to excess global production capacity, high import levels at low prices, including prices that were below the combined costs of production and shipping, and weak general economic conditions. These forces resulted in lower domestic steel prices and significant domestic capacity closures. Prices for many steel products reached ten-year lows in late 2001. As a result of these conditions, many U.S. steel companies sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 2000.

In response to these conditions, in March 2002, President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (WTO) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.

The North American steel industry has experienced significant consolidation over the last several years. Bankrupt steel companies, once burdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation has created a lower cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. In addition, Gerdau Ameristeel’s acquisitions of the North Star Steel assets from Cargill, Incorporated in November 2004, Sheffield Steel Corporation in June 2006 and Chaparral in September 2007 have further contributed to this consolidation trend. In the past year alone, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc. and United States Steel Corporation announced the proposed acquisition of Stelco Inc. Over the past six years, consolidation in the North American steel industry has resulted in the creation of larger steel companies, the reduction in cost structures and further rationalization among steel producers.

The creation of larger and more efficient steel producers resulting from consolidation in the steel industry has strongly contributed to the stabilization of steel prices. As a result, the remaining steel producers have become better positioned to tailor production capacity to market demand and have benefited from scale efficiencies. Such factors have improved steel producers’ ability to reduce costs, negotiate raw material contracts and better respond to the cyclical nature of the steel industry. In addition, the increase in domestic competition from imports observed in early 2000 has diminished, primarily in response to higher steel prices globally, higher transportation costs resulting from fuel price increases and a weaker U.S. dollar.

The steel industry has demonstrated strong performance in recent years, resulting from the increased demand for steel related products and a continuing consolidation trend among steel producers. Additionally, the domestic U.S. market has experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market.

Our business

Overview

We are the second largest minimill steel producer in North America with an annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products. Through a vertically integrated network of 19 minimills (including one 50%-owned minimill), 19 scrap recycling facilities and 62 downstream operations (including eight joint venture fabrication facilities), we primarily serve customers throughout the United States and Canada.

On September 14, 2007, Gerdau Ameristeel acquired all of the outstanding shares of Chaparral for $86 per share in cash, or an aggregate of $4.23 billion. For the year ended December 31, 2006, on a pro forma basis, the combined company’s net sales totaled $6.1 billion. We expect that the acquisition of Chaparral will generate annual pre-tax operating synergies in excess of $55.0 million by the end of 2008.

We will use the net proceeds of this offering to partially repay the loans incurred by us for the acquisition of Chaparral.

Acquisition rationale

The combination of Gerdau Ameristeel with Chaparral expands our operations, while diversifying both our product portfolio and geographic reach. As a result of the acquisition of Chaparral:

•	we believe we are well-positioned to benefit from Chaparral’s position as a leader in the structural steel segment of the industry which is driven by non-residential and industrial construction;

•	we have broadened our product line with Chaparral’s offering of different types, sizes and grades of structural steel, including Chaparral’s high value-added long products, such as structural z-pilings and additional special bar quality products (SBQ);

•	we believe we have expanded our geographic reach and customer base, solidifying our market position in the eastern and western regions of the United States;

•	we believe we have the potential to strengthen our financial profile through Chaparral’s strong financial performance, which is supported by its attractive cost structure and modern large scale facilities;

•	we expect to realize significant synergies, including annual pre-tax operating synergies in excess of $55.0 million by the end of 2008, relating to operations, procurement and logistics, and reduced expenditures relating to governance and public company costs; and

•	we have an increased scale of operations and stronger cash flows that we believe will provide an improved platform from which to capitalize on growth opportunities.

Our business

Our products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (OEMs), for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing. Our products are primarily sold to the non-residential and infrastructure-related sectors of the construction industry. According to FMI, a consulting firm to the construction industry, the non-residential sectors of the construction industry are projected to grow at a compounded annual growth rate of approximately 8% for the period from 2005 to 2010.

Our operations are segmented into two operating divisions, minimills and downstream operations.

Minimills. The combined company owns and operates 15 minimills in the United States and three in Canada and also has a 50% interest in the Gallatin minimill located in Kentucky, a joint venture with Dofasco Inc. We manufacture and market a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and, through our joint venture, flat rolled sheet. For the year ended December 31, 2006, on a pro forma basis, the combined company’s mill finished steel product shipments were approximately 9.6 million tons and for the six months ended June 30, 2007, on a pro forma basis, the combined company’s mill finished steel product shipments were approximately 5.1 million tons. Over 90% of the raw material feed for our minimill operations is recycled steel scrap, making us the second largest steel recycler in North America. Nine of our minimills are provided scrap from an internal network of 19 scrap recycling facilities. We believe our recycling operations provide a stable supply of these minimills’ primary raw material.

Downstream operations. The combined company has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the year ended December 31, 2006, on a pro forma basis, our downstream shipments were approximately 1.2 million tons of processed steel products, representing approximately 12% of total finished steel shipments and generating approximately 15% of our net sales. For the six months ended June 30, 2007, on a pro forma basis, our downstream shipments were approximately 0.7 million tons of fabricated steel products, representing approximately 14% of total finished steel shipments and generating approximately 18% of our net sales. Our downstream operations consist of the following:

•	Rebar fabrication and epoxy coating—We have one of the largest rebar fabricating and epoxy coating operations in North America, consisting of 51 rebar fabricating facilities, including four epoxy coating plants, that also service the concrete construction industry throughout the United States. Our rebar facilities have the capacity to produce approximately 1.1 million tons per year of fabricated and epoxy coated rebar. The fabricating facilities purchase the majority of their rebar requirements from our minimills at market prices and cut and bend it to meet our customers’ engineering, architectural and other end-product specifications. The epoxy coating plants apply epoxy coating to rebar for use in construction projects requiring rust resistant steel, including bridge and tunnel construction. In November 2006, we began offering rebar fabrication and placing services on the west coast of the United States through our PCS partnership.

•	Railroad spike operations—We have three railroad spike operations that forge steel square bars produced at the Charlotte and Sand Springs minimills into track spikes. The railroad spike operations manufacture and distribute the spikes on an annual contract basis to the railroad industry throughout North America. The railroad spike operations purchase raw material from our minimills at market prices.

•	Cold drawn plants—We have two cold drawn plants that process hot rolled merchant and light structural steel bars into cold drawn bars with improved physical characteristics. The cold drawn operations purchase approximately 29% of their raw material requirements from our minimills.

•	Super light beam processing and elevator guide rails—We have downstream operations that process super light steel beams into cross members for the truck trailer industry and process steel guide rail sections for elevator manufacturers. These operations purchase super light steel beams from our Manitoba minimill at market prices.

•	Wire mesh, collated nails and wire drawing—We have three downstream operations that specialize in producing different wire end products. Specifically, the Atlas and Beaumont facilities are focused on wire mesh and nails, and the Carrollton facility produces mainly wire drawing and heat treating products.

•	Fence posts—With the acquisition of Sheffield Steel Corporation, we began producing fence posts in the midwest region of the United States. Fence posts are rolled from billets produced at the Sand Springs minimill.

•	Grinding balls—At the Duluth, Minnesota facility, we produce grinding balls from 1” through 3.5” diameter using forging machines. The raw material is supplied from the St. Paul minimill. Grinding balls are used in milling and dispersion processes for various mineral mining operations.

Competitive strengths

We believe the following strengths will enable the combined company to compete more effectively in its strategic markets.

Leading market position. The combined company is the second largest minimill steel producer in North America. Through a network of 19 minimills and 62 downstream operations strategically located throughout the United States and Canada, we are able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. Our manufacturing capacity and wide range of shapes and sizes of structural and bar steel products enable us to meet a wide variety of customers’ steel and fabricated product needs. Our broad geographic reach and product diversity, combined with our centralized order management system, makes us particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers. We believe the acquisition of Chaparral will enable us to more effectively and efficiently service our customers throughout the U.S. market, enhance our geographic reach, improve our cost structure and broaden the range of products we offer our customers. In particular, the addition of Chaparral’s facilities provides us with a geographic presence near some of the most attractive end markets, particularly the northeastern United States (the highest consuming region of structural steel products in North America) and the rapidly growing southwestern United States.

Vertically integrated operations. The combined company’s minimills are integrated with 62 downstream steel fabricating facilities and 19 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for a significant portion of our minimills’ production and valuable market information on the end-use demand for steel products. Our downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to minimill operations. Our downstream operations also balance some of the cyclicality and volatility of the base minimill business and enable us to capture additional value-added margins on the steel produced at our minimills. Our downstream businesses account for approximately 12% of the combined company’s total finished steel shipments. Our 19 upstream scrap recycling facilities provide approximately 35% of our minimill scrap needs, thereby decreasing dependency on third-party scrap suppliers.

Conservative financial policy and strong cash flow profile. We believe that both Gerdau Ameristeel and Chaparral have recently benefited from a combination of high operating margins and low capital expenditure requirements. The combined company will continue to maintain a disciplined approach to its use of assets and will remain committed to maintaining a low leverage profile with a target 35% debt-to-capitalization ratio.

Scope for future operational improvement. We have achieved significant cost savings from the integration of the operations of our facilities through the sharing of best operating practices, freight optimization, minimill production scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. We believe we may achieve additional cost savings over the mid- to long-term from these sources, as well as from operational improvements through the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement. We expect to achieve additional cost savings from the integration of Chaparral’s operations with the operations of Gerdau Ameristeel.

Disciplined business system platform. We believe that our employees are our most valuable resource and are key to maintaining a competitive advantage. Our corporate culture is geared toward engaging all employees in a common, disciplined business system focused on continuous improvement. We have implemented a business system which identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees. We believe that Chaparral shares a similar culture, which will facilitate the integration of the two companies and solidify our strengths on this front.

Strong sponsorship. We have enjoyed access to the knowledge base of, and sponsorship from, our parent company, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau S.A.’s management experience and its expertise in manufacturing. With the talent depth, technical support and financial strength of Gerdau S.A., we believe we are strategically positioned to grow and succeed within the North American steel industry.

Experienced management team. We have a growth-oriented senior management team that has significant experience in the manufacturing industry. Management’s extensive experience has been instrumental in our historical growth and provides a solid base on which to expand our operations. For instance, our management has a proven track record in successfully managing and integrating acquisitions. We intend to apply this experience to the integration of Chaparral and to any subsequent acquisitions.

Our strategy

Our strategy involves the following three main elements:

Sustainability. We are focused on achieving long-term sustainability by prioritizing our customer relationships, operational efficiencies and key operational, environmental and safety measures.

•	We believe that we distinguish ourselves from our competitors through our product diversity and quality, delivery performance, centralized order management system and ability to fill orders quickly from multiple inventory sources. We have one of the widest long steel product ranges in North America, which has been strengthened with a leading position in the structural segment following the acquisition of Chaparral. Furthermore, we regularly add to our product mix in response to our customers’ requirements. We believe many of our customers consider us one of their key suppliers for a wide range of their product needs. Through our extensive network of minimills and downstream facilities, we believe that we can distinguish the combined company by offering one of the broadest ranges of long steel products throughout the United States and Canada, and maintaining a commitment to providing market-leading customer service.

•	We promote the sharing of best practices throughout the worldwide operations of the Gerdau group in order to enhance and improve operational efficiencies. Drawing on the operational experience of Gerdau S.A., we will continue to regularly pursue opportunities for operational synergies between each of our minimills and vertical integration synergies between our scrap recycling facilities, our minimills and our downstream operations.

•	We have implemented a business system that identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees.

Organic growth. The combination of Gerdau Ameristeel and Chaparral has created significant opportunities to diversify our product portfolio with high value-added long products, including Chaparral’s patent-protected structural z-pilings and an offering of different types, sizes and grades of structural steel and bar products. We believe this will allow us to expand the number and type of products we sell to existing customers as well as to attract new customers. The combined company will also seek to leverage its existing business strengths to continue developing innovative products and services, increasing market share, expanding its product portfolio and geographic reach and leveraging existing capacity to increase production in response to market demand.

Growth through acquisitions. As a result of the pace of consolidation in the steel industry and the increasing trend of our customers to focus on fewer key suppliers, we believe that there is significant opportunity for future growth through selective acquisitions, such as the acquisition of Chaparral. We intend to continue to pursue an acquisition strategy that is focused on improving our financial performance in the long-term and expanding our product portfolio and geographic reach. We also intend to continue to pursue acquisitions of scrap recycling facilities, such as our acquisition of Fargo Iron and Metal Company in February 2006, which we believe will strengthen our supply of primary raw material to our minimills. We plan to enhance our product offering as well as continue to pursue acquisitions of downstream businesses, such as our acquisition of a controlling interest in PCS in November 2006 and our acquisition of Enco in October 2007. As a result of our scale and prior successes in managing and integrating acquisitions, we believe we are strategically positioned to continue to take an active role in the ongoing consolidation of the North American steel industry.

Our products

Merchant bars/special sections

Merchant bars/special sections refer to merchant bars, structural products, special sections and special bar quality products.

•	Merchant bars consist of rounds, squares, flats, angles, and channels. Merchant bars are generally sold to steel service centers and to manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment. Merchant bars typically require more specialized processing and handling than rebar, including straightening, stacking, and specialized bundling. Due to their variety of shapes and sizes, merchant bars typically are produced in short production runs, necessitating frequent changeovers in rolling mill equipment.

•	Special sections are bar products with singular applications, compared to merchant bar products that can be used in a variety of applications. Special sections include custom shapes for use in the earth moving, material handling and transportation industries. Our special sections products include grader blades for tractors, elevator guide rails, light rails for crane and mine applications, and super light-weight beams for truck trailer cross members.

•	Special bar quality products (SBQ) are merchant bar shapes that have stringent chemical and dimensional tolerance requirements, and are often more costly to produce and command a higher price than smaller dimension bar products. SBQ are widely used in industries such as mining and automobile production and are generally sold to OEMs.

Structural products

Structural products include wide flange beams, piling products, channels and other shapes, as well as merchant bars three inches or larger in size. Structural products are used in construction and industrial production as well as in a wide variety of manufacturing applications, including such applications as structural support and columns for buildings and industrial sites, foundations and support for trailers and manufactured homes, and soil and water retention applications. Structural products are generally sold to service centers, fabricators and OEMs.

Stock rebar

Stock rebar refers to straight reinforcing steel bars, ranging from 20 to 60 feet in length and from 10 millimeters to 57 millimeters in diameter. Small diameters of stock rebar may also be sold in coils where the extended lengths provide improved yield performance for rebar fabricators. Stock rebar is sold to companies that either fabricate it themselves or warehouse it for sale to others who fabricate it for reinforced concrete construction. Rebar products are used primarily in two sectors of the construction industry: private commercial building projects, such as institutional buildings, retail sites, commercial offices, apartments, condominiums, hotels, manufacturing facilities and sports stadiums; and infrastructure projects, such as highways, bridges, utilities and water and waste treatment facilities.

Fabricated steel

Fabricated steel is any steel that is further processed after being rolled by a mill. As a result of the further processing, fabricated steel generally receives a higher price in the market than mill finished products. Stock rebar is fabricated by cutting it to size and bending it into various shapes, and is used in reinforced concrete constructions, such as bridges, roads and buildings. Fabricated steel also includes flats and squares processed at the cold drawn plants, and guide rails, super light-weight beams, wire mesh and nails at other downstream facilities.

Rod

Rod refers to coiled wire rod. We produce industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance and construction industries. We sell rod to downstream manufacturers who further process it by cold drawing into various shapes, including twisted or welded configurations such as coat hangers, supermarket baskets and chain link fences. Other end uses of wire rod products include the manufacture of fences, fine wire, chain, welding wire, plating wire, fasteners and springs. Depending on market conditions and availability, some rod from our minimills may be sold to our downstream operations that manufacture wire mesh and collated nails.

Flat rolled steel

Flat rolled steel is steel that is rolled flat and then packaged into coils. Gallatin Steel, our joint venture with Dofasco Inc., is our only minimill that produces flat rolled sheet. Flat rolled sheet is used in the construction, automotive, appliance, machinery, equipment and packaging industries.

Billets

Billets are rectangular sections of steel that are formed in a casting process and cut to various lengths. Billets can be sold to other steel producers and finished into steel products. Our melt shops produce billets for conversion in the rolling mills into the finished products listed above, such as rebar, merchant bar, structural shapes and special sections. A small portion of billet production is sold in the open market to other steel producers for rolling into finished products.

Operations of the combined company

Minimills

We operate minimills, which are steel mills that use electric arc furnaces to melt scrap metal by charging it with electricity. During melting of scrap metal, alloys and other ingredients (such as fluxes) are added in measured quantities to achieve desired metallurgical properties. The resulting molten steel is cast into long strands called billets in a continuous casting process. The billets are typically cooled and stored, and then transferred to a rolling mill where they are reheated, passed through mill stands for size reduction, and then rolled into products such as rebar, merchant bars, structural shapes, rods or special sections. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant and structural products then pass through automated straightening and stacking equipment. Finished products are neatly bundled prior to shipment to customers, typically by rail or truck. In some cases, finished products are shipped by rail to a depot before delivery to customers. The following diagram shows the typical steel production process in our minimills.

All of the combined company’s minimills are located on property which we own and are typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the minimills. Nine of our minimills are vertically integrated with 19 scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a minimill, and merchant bar deliveries are generally concentrated within 500 miles. Some products produced by our Midlothian, Petersburg and Selkirk minimills are shipped greater distances, including overseas.

Annual melting and rolling capacities presented below are management’s best estimates of capacities and require management’s judgment with respect to many variables such as product mix, product demand and production efficiencies at each of the minimills. Annual melting and rolling capacities are also based, in part, on the best historical months of production and best rolling mill cycles, respectively, both annualized and assuming 18 days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies.

Manufacturer’s design capacity information is not presented because we do not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

		Year ended			Year ended
	Approx.	December 31,		Approx.	December 31,
	Annual	2006	Capacity	Annual	2006	Capacity
	Melting	Melting	Utilization	Rolling	Rolling	Utilization
	Capacity	Production	Percentage	Capacity	Production	Percentage	Products
	(Thousands of tons)[1]			(Thousands of tons)[1]

Beaumont, Texas	650	389	59.9%	800	382	47.8%	Industrial quality rod products
Calvert City, Kentucky	–	–	–	325	328	100.0%	Merchant bar, medium structural channel and beams
Cambridge, Ontario	360	310	86.2%	320	296	92.5%	Merchant bar, rebar and SBQ products
Cartersville, Georgia	860	742	86.3%	640	509	79.5%	Merchant bar, structural shapes and beams
Charlotte, North Carolina	460	363	78.8%	350	342	97.7%	Merchant bar and rebar
Jackson, Tennessee	670	684	100.0%	600	542	90.3%	Merchant bar and rebar
Jacksonville, Florida	640	633	98.9%	640	632	98.8%	Rebar and rods
Joliet, Illinois[1]	–	–	–	100	39	39.0%	Merchant bar and SBQ products
Knoxville, Tennessee	550	511	92.9%	520	478	91.9%	Rebar
Midlothian, Texas[1]	1,800	1,599	88.8%	1,700	1,470	86.5%	Wide flange beams, standard beams, merchant bar quality rounds, special bar quality rounds, rebar, H-piling, flat sheet piling and channels
Perth Amboy, New Jersey[2]	–	409	–	600	448	74.7%	Industrial quality rod products
Petersburg, Virginia[1]	1,200	906	75.5%	1,000	821	82.1%	Wide flange beams, sheet piling and H-piling
Sand Springs, Oklahoma[1]	600	314	52.3%	550	269	48.9%	Rebar, squares, unit rail, SBQ rounds, merchant bar quality rounds, dowel rod and tee bar
Sayreville, New Jersey	800	522	65.3%	600	509	84.8%	Rebar
Selkirk, Manitoba	385	390	100.0%	360	346	96.1%	Special sections, merchant bar and rebar
St. Paul, Minnesota	600	462	77.0%	550	410	74.5%	Merchant bar quality and special bar quality round bars and rebar
Whitby, Ontario	960	623	64.9%	800	572	71.5%	Merchant bar, structural shapes and rebar
Wilton, Iowa	350	327	93.4%	325	300	92.3%	Merchant bar and rebar

Totals before Gallatin Joint Venture	10,885	9,183	84.4%	10,780	8,693	80.6%
Gallatin, Kentucky (50%)[3]	780	778	99.7%	780	770	98.7%	Hot band flat rolled steel products

Totals including Gallatin Joint Venture	11,665	9,961	85.4%	11,560	9,463	81.9%

(1)	Data for all minimills is presented for the year ended December 31, 2006, except for the Joliet, Illinois and Sand Springs, Oklahoma minimills, which is presented as of June 12, 2006, and the Petersburg, Virginia and Midlothian, Texas minimills, which is presented for the year ended May 31, 2007.

(2)	The melt shop at the Perth Amboy mill was closed during the third quarter of 2006.

(3)	Includes 50% of the capacity and 50% of the production of the Gallatin minimill, which is a 50%-owned joint venture.

Depots

We lease depots in Chicago, Illinois and North Jackson, Ohio. Finished product is shipped by rail from several of our minimills to the depots, stored, then shipped to customers.

Downstream operations

The combined company has secondary value-added steel businesses, referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills.

Rebar fabrication

We operate one of North America’s largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network consists of 47 rebar fabricating facilities and four epoxy coating plants that also service the concrete construction industry throughout the United States. The fabricating facilities cut and bend rebar to meet customers’ engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte and Sayreville minimills. We operate six rebar fabrication facilities through PCS and engage in the rebar placement business on the west coast of the United States. The combined company’s rebar fabricating capacity is approximately 1.1 million tons per year. Rebar fabricating capacity at our plant locations ranges from 5,000 tons up to 60,000 tons per year, with an average plant capacity of approximately 33,000 tons per year. Rebar fabricating capacity is management’s best estimate of capacity and requires management’s judgment with respect to many variables such as product mix, product demand and production efficiencies at each of the rebar fabricating facilities. Rebar fabricating capacity is also based, in part, on best historical months of production, annualized.

Railroad spike operations

We own three railroad spike facilities: a 52,000 square foot facility on 41 acres in Lancaster, South Carolina, a 23,000 square foot facility on 7.7 acres in Paragould, Arkansas, and a 33,000 square foot facility on 3.6 acres in Sand Springs, Oklahoma. The railroad spike operations purchase steel square bars from the Charlotte and Sand Spring minimills and forge the bars into railroad track spikes. These railroad track spikes are generally sold on an annual contract basis to the major railroad companies in North America. We are one of the leading railroad spike producers in North America and sell approximately 50,000 tons of railroad track spikes per year.

Cold drawn operations

We have two cold drawn plants. The Orrville, Ohio plant is a 34,000 square foot greenfield facility built on 6.5 acres of land in 2000. The Orrville plant is leased by Ameristeel Bright Bar, Inc., of which a subsidiary of the combined company owns 84% and the remaining 16% is owned by members of the plant’s management. The Orrville plant has capacity to produce 30,000 tons of cold drawn flats and squares per year. The Cartersville, Georgia cold drawn plant is a 90,000 square foot facility constructed in 1989. The Cartersville cold drawn plant expanded our cold drawn product offering to include rounds and hexagons. The Cartersville plant has the capacity to produce 45,000 tons of cold drawn bars per year. Cold drawn bars are sold primarily to steel service centers. The Jackson, St. Paul, Cambridge and Cartersville minimills, along with third party minimills, supply the Orrville and Cartersville cold drawn facilities.

Super light beam processing and elevator guide rails

We operate a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams produced largely at the Selkirk, Manitoba minimill into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2012. Bradley Steel Processors Inc., our 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley’s facility is located on leased property in Winnipeg, Manitoba, near the Manitoba minimill, and processes beams produced by that minimill. Bradley’s lease expires on September 30, 2008.

SSS/MRM Guide Rail Inc., or SSS/MRM, our 50%-owned joint venture with Monteferro S.p.A., processes the Selkirk minimill’s guide rail sections for elevator manufacturers. SSS/MRM does business under the name Monteferro North America and has facilities in Steinbach, Manitoba and in Birds Hill, Manitoba. The Steinbach facility is located on leased property, with the lease expiring on January 31, 2009. The Birds Hill facility is located on property owned by SSS/MRM. SSS/MRM also has a 50% interest in a guide rail processing facility in Brazil.

Grinding ball operations

The grinding ball facility began operations in 1977 and was acquired from Cargill, Incorporated in November 2004. The facility is located on 36.5 acre site in Duluth, Minnesota. The grinding ball facility has four production lines which produce approximately 100,000 tons per year of 1” through 3.5” diameter grinding balls using forging machines. The plant has automatic unscrambling, four induction heaters, four ball forgers, rounders and a quench tank. The raw material for this facility is supplied by the St. Paul minimill.

Fence posts

Located within the Sand Springs steel mill plant site, the post shop has a total production capacity in excess of 25,000 tons per year of tee shaped fence. The production line consists of dual feed tables feeding one of two straighteners followed by a cut to length line. The post stock is then fed into a press where the spade is attached, which is followed by painting, bundling and warehousing.

Wire drawing

We operate three wire drawing facilities in this business located in Beaumont and Carrollton, Texas and New Orleans, Louisiana. In June 2006, we sold the assets of our Memphis, Tennessee wire plant that produced chain link fabric fencing.

Joint ventures

We have three 50%-owned joint ventures. The Gallatin minimill is a joint venture with Dofasco Inc. and produces hot rolled steel products. Bradley Steel Processors Inc. is a joint venture with Buhler Industries Inc. and processes super light beams. SSS/MRM Guide Rail is a joint venture with Monteferro S.p.A. and processes the Manitoba minimill’s guide rail sections for elevator manufacturers.

In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2006, there were $17.0 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to Dofasco and us.

Marketing

Our products are generally sold to steel service centers, fabricators or directly to OEMs throughout the United States and Canada. The products we sell are used in a variety of industries, including construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. We also sell fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.

In our rebar fabrication business, the market areas covered are throughout the United States, with plants located in or near most major cities. Our strategy is to have production facilities located in close proximity (normally 200 miles) to customers’ job-sites so that quick delivery times may be provided to satisfy their reinforcing steel needs.

In general, sales of mill finished products to U.S. customers are centrally managed by our Tampa sales office and sales to Canadian customers are managed by our Whitby sales office. We have a sales office in Selkirk, Manitoba, for managing sales of special sections and one in Texas for managing sales of structural products. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at our facilities work closely with customers to tailor product requirements, shipping schedules and prices.

Gerdau Ameristeel

The following table shows information on finished steel shipments to Gerdau Ameristeel’s customers for the years ended December 31, 2005 and 2006:

	Percent of Tons
	by customer
	Year ended
	December 31,
	2005	2006

Fabricators/OEMs	43%	45%
Steel service centers	43	41
Wire drawing and wire rod	14	14

Total	100%	100%

For the year ended December 31, 2006, Gerdau Ameristeel sold products to over 1,000 customers and no one customer comprised 2.4% or greater of its finished steel shipments. The five largest customers comprised approximately 9.0% of finished steel shipments for the year ended December 31, 2006. The following table provides a percentage breakdown of finished steel shipments by customer location for the years ended December 31, 2005 and 2006:

	Percent of Tons
	by country
	Year ended
	December 31,
	2005	2006

United States	83%	84%
Canada	17	16

	100%	100%

Chaparral

The following table shows information on finished steel shipments to Chaparral’s customers for the years ended May 31, 2006 and 2007:

	Percent of Tons
	by customer
	Year ended
	May 31,
	2006	2007

Fabricators/OEMs	25%	26%
Steel service centers	60	59
Other	15	15

Total	100%	100%

For the year ended May 31, 2007, Chaparral sold products to approximately 900 customers and no one customer comprised 8.6% or greater of Chaparral’s finished steel shipments. The five largest customers comprised approximately 25.0% of finished steel shipments for the year ended May 31, 2007. The following table provides a percentage breakdown of finished steel shipments by customer location for the years ended May 31, 2006 and 2007.

	Percent of Tons
	by country
	Year ended
	May 31,
	2006	2007

United States	88%	86%
Canada	7	7
Mexico	4	6
Other	1	1

	100%	100%

Steel-making technology and capital expenditures

Our manufacturing processes are dependent upon critical steelmaking equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment. Like many mill steel producers, we do not have a formal research and development program, since steel-making technology is readily available for purchase. However, we are continuously implementing process and operational improvements and applying new technology in our operations. Over the last several years, we have introduced modern technologies in our minimills, such as high-power transformers, oxygen lance manipulators, and slag foaming and ladle furnaces. In our rolling mills, we have introduced automatic furnace control, continuous rolling mills, high-speed finishing blocks, thermex heat treatment, stelmor wire rod processing, automatic tying machines and slit rolling, among others. Most of the sophisticated production equipment that we use is supplied by international machinery builders and steel technology companies. These suppliers generally enter into technology transfer agreements with purchasers, and provide extensive technical support and staff training in connection with the installation and commissioning of the equipment. We have entered into technology transfer agreements with Corus Group, Kyoei Steel and Badische Stahlwerke Kehl.

The combined company has spent $232.1 million of capital expenditures for the year ended December 31, 2006, on a pro forma basis, and $105.6 million for the six months ended June 30, 2007, on a pro forma basis. The capital projects include a new melt shop and the replacement of a rolling mill stand for the Jacksonville minimill, a new scrap shredder at the Jackson minimill, a new ladle arc furnace at the Sand Springs minimill, the overhaul of a scrap conveyer at the Sayreville minimill, the upgrade of a shredder at the St. Paul minimill, a new scrap loading facility and finishing end at the Wilton minimill and a cooling bed extension at the Charlotte minimill. We expect that the combined company will have capital expenditures of approximately $155.0 million during the remainder of 2007 and $155.0 million in 2008.

Scrap, energy and other raw materials

Steel scrap is the primary raw material consumed in steel-making, representing approximately 50.2% of mill production costs in the year ended December 31, 2006 and approximately 53.1% of mill production costs in the six months ended June 30, 2007, in each case on a pro forma basis. Scrap availability is a major factor in our ability to operate. Direct reduced iron, hot briquetted iron and pig iron can substitute for a limited portion of the steel scrap used in electric furnace steel production. We do not use significant quantities of scrap substitutes in our minimills except for pig iron used for its chemical properties in billets for our rod facilities and to manufacture certain special sections. Scrap metal is readily available in the regions where we operate, but prices may become volatile from time to time due to various factors. Nine of our minimills are provided scrap from an internal network of 19 scrap recycling facilities that supply a portion of their scrap needs. The balance of scrap metal requirements is purchased in the open market either directly by us or through brokers who procure and aggregate scrap as a business on our behalf.

Electricity and natural gas represented approximately 6.0% and 3.2%, respectively, of our production cost for the year ended December 31, 2006, and approximately 5.5% and 2.7%, respectively, of our production cost for the six months ended June 30, 2007, in each case on a pro forma basis. Some of our minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The interruptible portion of the contract supplies the majority of requirements, including the electric arc furnace load, and, for the most part, is based on a spot market price of electricity at the time it is being used. Therefore, we have significant exposure to the variances of the electricity spot market. Generally, we do not have long-term contracts for natural gas and therefore are subject to market variables and pricing swings for natural gas that could materially affect our operating margins and results of operations. Any interruption in the supply of energy, whether scheduled or unscheduled, could materially adversely affect our sales and earnings.

Although deregulation of both natural gas and wholesale electricity have afforded opportunities for lower costs resulting from competitive market forces, prices for both of these energy sources have become more volatile in the recent past and may continue to be. Volatility in the electric power and natural gas markets generally reflects extremes in weather conditions or physical disruptions to the supply system. As such, these sources of volatility are beyond our control.

Various domestic and foreign firms supply other important raw materials or operating supplies required by us, including refractories, ferroalloys and carbon electrodes. We have historically obtained adequate quantities of such raw materials and supplies at competitive market prices to permit efficient mill operations. We are not dependent on any one supplier as a source for any particular material and believe there are adequate alternative suppliers available in the marketplace should the need arise to replace an existing one.

Competition

Local competition

Our geographic market encompasses primarily the United States and Canada. We experience substantial competition in the sale of each of our products from numerous competitors in our markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the minimills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products produced by the Selkirk, Midlothian and Petersburg minimills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

Our principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc., Mittal Inc. and Bayou Steel Corporation. Gallatin Steel competes with numerous other integrated and minimill steel producers.

Despite the commodity characteristics of the rebar, merchant bar and structural markets, we believe we distinguish ourselves from many of our competitors due to our large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. We believe we produce one of the largest ranges of bar products and shapes. Our product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.

Foreign competition

All North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of rebar and wire rod products into the U.S. and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.

On March 5, 2002, President Bush imposed a series of tariffs relating to some imported steel products that were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation, and that were to progressively decline in the three years they were to be in effect. Many products and countries were not covered by these tariffs, and numerous foreign steel manufacturers received special product exemptions from these tariffs. According to the American Iron and Steel Institute (AISI), the number of exclusions granted is one reason the tariffs did not effectively reduce steel imports. The AISI does point to some early indications that the President’s program worked, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the U.S. dollar and recent successful antidumping cases.

In November 2003, the WTO Appellate Body announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports were illegal under trading rules. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs were being terminated as they had achieved their purpose and changed economic circumstances indicated it was time to terminate the tariffs. However, President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the United States steel industry.

One of our subsidiaries, Gerdau Ameristeel Perth Amboy Inc., and the Beaumont facility were parties to a U.S. wire rod antidumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire rod producers in seven foreign countries with respect to both antidumping and countervailing duties that range from 4% to 369%. The orders entered in this case are undergoing a statutorily required sunset review that began in September 2007. Although there have been increases in rod pricing following the imposition of these duties, a large amount of imported rod continues to enter U.S. markets, particularly from countries not subject to antidumping or countervailing duties such as China. In November 2005, Gerdau Ameristeel was a party to a U.S. wire rod antidumping and countervailing duty case against China, Turkey and Germany that has since been terminated by the International Trade Commission.

Gerdau Ameristeel US Inc. was a party to a U.S. antidumping investigation against steel producers in a number of countries, including China. On September 7, 2001, the Department of Commerce published an antidumping duty order against rebar producers in eight countries, including Belarus, China, Indonesia, Latvia, Moldova, Poland, South Korea, and the Ukraine. On July 10, 2007, the U.S. International Trade Commission announced its decision to continue these antidumping orders against rebar imported from China, Belarus, Indonesia, Latvia, Moldova, Poland and Ukraine, and to revoke antidumping orders against rebar imported from South Korea. In making its decision, the Commission concluded that revoking the existing antidumping duty orders on rebar from Belarus, China, Indonesia, Latvia, Moldova, Poland and Ukraine would be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time, but that revoking the existing antidumping duty order on this product from South Korea would not. As a significant portion of the U.S. rebar market is serviced by imports, this decision seeks to protect the market from illegally dumped rebar from these countries. The amounts of the duties owed under the order are subject to annual administrative reviews. The current duties for each country are as follows: Belarus—114.53%, China —133%, Indonesia—60.46%—71.01%, Latvia—5.94%, Moldova—232.86%, Poland— 47.13%—52.07%, and Ukraine—41.69%.

The Organization for Economic Cooperation and Development (OECD) has initiated a process to address worldwide over-capacity in the steel industry. Although meetings have been held by the OECD Steel Committee to discuss methods to reduce this steel surplus, there is no certainty that such efforts will lead to a satisfactory resolution of this issue. Continuing over-capacity in the steel industry would adversely affect our ability to compete and affect our sales levels.

In the beginning of 2004, the global steel supply-demand balance shifted from an apparent surplus to an apparent shortage. With China’s economic growth fueling worldwide steel and raw material demand, steel industry conditions changed dramatically for the better in 2004. However, China’s steel output has increased at double-digit rates, and the global steel industry has witnessed unprecedented escalation of scrap raw material costs and steel prices rose well past historic highs in 2004. These positive trends were further fueled by fluctuations in currency exchange rates and the recent upturn in the North American and other world economies.

In 2005, the demand for finished steel in some other regions of the world, particularly China, did not keep pace with the large additions to capacity being brought on line. This factor, along with the undervaluation of certain Asian currencies, most notably China’s, has led to a high level of imports into North America from China and elsewhere. As the demand upswing moderated in 2005, there were inventory corrections for both steel producing and steel consuming industries during 2005 after high imports in 2004.

In 2006, demand for both long and flat steel continued to show strength, but the high level of imports noted during 2005 continued during 2006. Capacity expansion in China and other Asian countries contributed to a record level of imports into North America in 2006. During the last quarter of 2006 these imports peaked, creating an excess of inventories in the distribution system. Many steel producers, including Gerdau Ameristeel, reduced production to meet softer demand.

Employees

As at September 30, 2007, the combined company (excluding employees of our three 50%-owned joint ventures) employed 10,095 employees, of which 6,441 employees work in minimills, 3,252 work in downstream and recycling operations and 402 work in corporate and sales offices. Approximately 34% of our employees (excluding employees of our three 50%-owned joint ventures) are represented by unions under a number of different collective bargaining agreements. The agreements have different expiration dates. In 2007, we reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.

We believe that our relations with our employees are generally good.

Other properties

In addition to our owned and leased facilities that are used in our operations, we own two industrial properties in Florida. We signed a contract to sell the Tampa property and the sale is expected to be completed in 2007. We have granted an option to purchase the Indiantown property and expect to complete the sale of this property in early 2008. We have leased our executive office in Tampa, Florida since March 1, 2005. The lease expires on March 1, 2015.

Environmental and regulatory matters

We are required to comply with a complex and evolving body of environmental and occupational health and safety laws and regulations concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation and disposal of toxic and hazardous substances and waste, the clean-up of contamination, indoor air quality and worker health and safety (EHS Laws). These EHS Laws vary by location and can fall within federal, provincial, state or municipal jurisdictions.

We generate certain wastes, including electric arc furnace (EAF) dust and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable EHS Laws. In the United States and Canada, certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties, regardless of fault, the legality of the original operation or disposal, or the ownership of the site. Some of our present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require clean-up for which we could be liable. Reserves based on estimated costs have been made for the clean-up of sites of which we have knowledge of particular issues. However, there is no assurance that the costs of such clean-ups or the clean-up of any potential contamination not yet discovered will not materially adversely affect us.

The United States Environmental Protection Agency (EPA) has proposed an Area Source rule for EAF furnaces, pursuant to the Clean Air Act, that is likely to require material capital upgrades to pollution control systems at three of our minimills. These capital costs have not yet been budgeted because the rule has not yet been promulgated, and modifications to the rule that are currently under discussion could reduce the number of facilities impacted by the rule and/or expected costs of compliance. Based on a preliminary analysis, we anticipate capital expenditures could be as much as $15.0 to $20.0 million during the next three years.

Some citizens living in the immediate vicinity of our minimill in Sayreville, New Jersey have alleged that dust from the facility is being deposited on their homes and may be impacting their health and property. We are working closely with the community and elected officials to address these concerns. We are also working with state environmental regulators to resolve penalty assessments for alleged air violations. Based on present information, we do not anticipate material cost expenditures; however, there can be no assurance that will be the case.

As part of the process of updating and consolidating its air permits, and in anticipation of more stringent future regulation of air emissions, our Whitby minimill is assessing its emissions profile which will provide information that may lead to upgrades to its emission controls. The capital costs of such upgrades, if required, could be in the $10.0 to $15.0 million range.

The potential presence of radioactive materials in our scrap supply presents a significant economic exposure and may present a safety risk to workers. In addition to the risk to workers and the public, the cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material. Radioactive materials are usually in the form of: sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations or in hospital equipment; scrap from decommissioned nuclear power and U.S. Department of Energy facilities; and imported scrap. Past regulations for generally licensed devices did not provide for tracking of individual owners. This lack of accountability makes it easy for third parties to negligently or purposely discard sealed sources in scrap without consequences. In response to this regulatory gap, we have installed sophisticated radiation detection systems at our minimills to monitor all incoming shipments of scrap. If radioactive material is in the scrap received and is not detected, and is accidentally melted in an electric furnace, significant costs would be incurred to clean up the contamination of facilities and to dispose of the contaminated material. While we have redundant detection systems at our minimills, there is no assurance that radioactive materials will be detected. We also have insurance in place but it may not be sufficient to cover all our losses.

No assurance can be given that regulatory changes, such as new laws or enforcement policies, including currently proposed restrictions on the emission of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, will not have a material adverse effect on the business, financial condition or results of our operations.

Domestic legislative responses to global warming are now well advanced in some countries, particularly in Europe, and similar initiatives are gaining increasing momentum in Canada and the United States. Both the United States and Canada signed the Kyoto Protocol to the United Nations Framework Convention on Climate Change (Kyoto Protocol), which is aimed at reducing the human contribution to the atmospheric “greenhouse gases” that are widely believed to be responsible for global warming. Each of the so-called developed countries that signed the Protocol agreed to specific greenhouse gas reduction targets (relative to the base year of 1990) to be achieved over time. Canada ratified the Kyoto Protocol in December of 2002, while the United States has thus far declined to do so. The Kyoto Protocol came into force in February 2005, and is now binding on the countries and other entities that have ratified it (approximately 170 as of the end of 2006). The first compliance period during which targets must be met begins in 2008 and ends in 2012.

We anticipate that our Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level initiatives intended to reduce greenhouse gas and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission intensity reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some of which could be in place in the relative near term, as the 2008 commencement of the first Kyoto Protocol compliance period draws closer. Certain state governments in the United States, including California and a growing coalition of eastern and mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, federal legislation that would limit greenhouse gas emissions has been re-introduced in the U.S. Congress and may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, it is too early to determine its likely outcome or impact on our results of operations and financial condition.

Our operating segments are required to have governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect operations and may subject us to penalties. In addition, we may be required to obtain additional operating permits or governmental approvals and incur additional costs. There can be no assurance that we will be able to meet all applicable regulatory requirements. There is no assurance that environmental capital expenditures will not materially increase in the future. Moreover, we may be subject to fines, penalties or other liabilities arising from actions imposed under environmental legislation or regulations.

In meeting our environmental goals and government-imposed standards in 2006, we incurred operating costs of approximately $11.8 million and spent $14.8 million on environmental-related capital improvements on a pro forma basis. We have spent $8.7 million on environmental-related capital improvements for the six months ended June 30, 2007. We expect that the combined company will spend an additional $4.0 million on environmental-related capital expenditures during the remainder of 2007. As part of our ongoing environmental management activities, we plan for and budget capital expenditures with respect to environmental matters. Our current budget for environmental capital expenditures during 2008 to 2010 is $21.8 million.

Legal proceedings

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. Although there can be no assurance that any particular claim will be resolved in our favor, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on the combined company.

Management

No changes to Gerdau Ameristeel’s directors or executive officers occurred as a result of the acquisition of Chaparral. The following table sets forth certain information regarding the directors and executive officers of the combined company:

Name, Age, Province/State and
Country of Residence	Positions

Phillip E. Casey, 64 Florida, United States	Chairman of the Board

Joseph J. Heffernan, 611 2 3 4 Ontario, Canada	Director

Jorge Gerdau Johannpeter, 70 Rio Grande do Sul, Brazil	Director

Frederico C. Gerdau Johannpeter, 65 Rio Grande do Sul, Brazil	Director

André Gerdau Johannpeter, 44 Rio Grande do Sul, Brazil	Director

Claudio Gerdau Johannpeter, 44 Rio Grande do Sul, Brazil	Director

J. Spencer Lanthier, 661 2 4 Ontario, Canada	Director

Robert E. Lewis, 46 Florida, United States	Vice President, General Counsel and Corporate Secretary

Mario Longhi, 53 Florida, United States	Director, President and Chief Executive Officer

J. Neal McCullohs, 50 Florida, United States	Vice President Commercial and Downstream Operations

Richard McCoy, 651 2 Ontario, Canada	Director

Michael P. Mueller, 60 Florida, United States	Vice President, Steel Mill Operations

Arthur Scace, 691 3 4 Ontario, Canada	Director

Barbara R. Smith, 48 Florida, United States	Vice President, Finance and Chief Financial Officer

Terry A. Sutter, 49 New Jersey, United States	Vice President, Chief Operating Officer

(1)	Independent director.

(2)	Member of the Human Resources Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Member of the Audit Committee.

Phillip E. Casey served as President of Gerdau Ameristeel from October 2002 until June 2005, as Chief Executive Officer of Gerdau Ameristeel from October 2002 until January 2006 and as director since October 2002. He has been Chairman of the Board since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.

Joseph J. Heffernan has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public companies: Rothmans Inc .and Clairvest Group Inc. and serves as Chairman of both companies.

Jorge Gerdau Johannpeter has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. Mr. Johannpeter served as Chairman of the Board for Gerdau Ameristeel from October 2002 until June 2005. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

André Gerdau Johannpeter served as Chief Operating Officer of Gerdau Ameristeel from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

Claudio Gerdau Johannpeter has worked for the Gerdau Group since 1982. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006 and has served as Chief Operating Officer of Gerdau S.A. since January 2007. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul.

J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Emergis Inc., RONA Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is a retired partner of KPMG Canada and acted as Chairman and Chief Executive of KPMG Canada from 1993 until his retirement in 1999.

Robert E. Lewis has been our Vice President, General Counsel and Corporate Secretary since January 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005. Prior to August 1994 he was an attorney and shareholder with the Tampa law firm Shackleford, Farrior, Stallings, & Evans, P.A.

Mario Longhi was appointed as President in June 2005 and as Chief Executive Officer of Gerdau Ameristeel in January 2006, replacing Mr. Casey. He became a director of the combined company in 2007. Mario Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.

J. Neal McCullohs became Vice President Commercial and Downstream Operations Group effective September 12, 2006. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002.

Richard McCoy has been a director of Gerdau Ameristeel since 2006. He has been in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund, Rothmans Inc., Air Canada and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.

Michael P. Mueller served as Vice President, Steel Mill Southeast Operations from October 2002 until January 2006 when he was appointed Vice President, Steel Mill Operations. Prior to that, he was Group Vice President, Steel Mill Operations of Ameristeel, since April 2001. Prior to that, Mr. Mueller served as President and Chief Executive Officer of Auburn Steel from September 1998. Mr. Mueller previously worked for Ameristeel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 34 years of steel industry experience.

Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director and/or trustee of the following Canadian public entities: The Bank of Nova Scotia, Garbell Holdings Limited, Sceptre Investment Counsel Limited and West Jet Airlines Ltd. He is also a director of certain management companies of the Brompton Group. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

Barbara R. Smith became Vice President, Finance and Chief Financial Officer effective July 31, 2007. Ms. Smith is responsible for all strategic financial planning, fiscal matters and investor relations. Ms. Smith has more than 23 years of experience in international and North American business activities and substantial financial experience gained at Alcoa Inc., where she served various financial roles including Group Chief Financial Officer for Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer for Alcoa Fujikura Ltd, and Director of Internal Audit. Prior to joining Gerdau Ameristeel, she served as Senior Vice President and Chief Financial Officer for FARO Technologies Inc. Ms. Smith earned a Bachelor of Science in Accounting from Purdue University in West Lafayette, Ind. She also earned the title of a certified public accountant from the State of Tennessee.

Terry A. Sutter became Vice President, Chief Operating Officer effective June 11, 2007. Mr. Sutter is responsible for all of our North American consolidated steel manufacturing and commercial operations, as well as raw materials procurement. Mr. Sutter oversees daily operations and spearheads production growth. Mr. Sutter has more than 21 years of experience in international and North American business activities and substantial profit and loss experience gained at Allied Signal, Inc./Honeywell International, Inc., Cytec Industries, Inc. and Tyco International, Ltd. Most recently, he served as President of Plastics and Adhesives for Tyco International, Ltd. and was named President and Chief Executive Officer after its divestiture to Apollo Management, a private equity firm. Mr. Sutter has a Masters of Business Administration from the University of Chicago Graduate School of Business and a Masters of Science degree in Chemical Engineering from Texas A&M University.

Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. Andre Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.

Principal shareholders

The following table shows information regarding the beneficial ownership of our common shares as of September 30, 2007 and as adjusted to give effect to this offering:

•	by each person who is known to us to own beneficially more than 5% of our common shares;

•	by each of our directors;

•	by each of our Chief Executive Officer, our Chief Financial Officer, plus our three other most highly compensated executive officers whose salary and bonus earned during the year ended December 31, 2006 exceeded Cdn$150,000; and

•	by all of our directors and executive officers as a group.

Beneficial ownership includes any shares over which a person exercises sole or shared voting or investment power. Common shares underlying options are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person but are not considered outstanding for the purposing of computing the percentage ownership of any other person.

Except as indicated in the footnotes to the table, to our knowledge, each shareholder in the table has sole voting and investment power for the common shares shown as beneficially owned by such shareholder. Aside from adjustments related to beneficial ownership as described above, percentages are based on 305,949,016 common shares outstanding as of September 30, 2007 and the assumption that Gerdau S.A. acquires 73,095,000 common shares under this prospectus, there is no exercise of the overallotment option and Gerdau S.A. does not purchase any additional common shares under the Gerdau S.A. additional commitment.

	Ownership of securities			Ownership of securities
	prior to the offering			after the offering[1]
Name of beneficial owner	Number		Percentage	Number	Percentage

Gerdau S.A.[2]	203,316,100		66.5%	276,411,100	66.5%
Phillip E. Casey	3,242,693	[3]	1.1%	3,242,693	*
Joseph J. Heffernan	5,000		*	5,000	*
Jorge Gerdau Johannpeter[2]	203,551,550	[4]	66.5%	276,646,550	66.5%
Frederico C. Gerdau Johannpeter[2]	203,604,550	[5]	66.6%	276,699,550	66.5%
André Gerdau Johannpeter[2]	203,392,100	[6]	66.5%	276,487,100	66.5%
Claudio Gerdau Johannpeter[2]	203,330,700	[7]	66.5%	276,425,700	66.5%
J. Spencer Lanthier	10,043		*	10,043	*
Robert E. Lewis	500		*	500	*
Mario Longhi	240,907		*	240,907	*
Richard McCoy	–		–	–	–
J. Neal McCullohs	10,635		*	10,635	*
Michael P. Mueller	–		–	–	*
Arthur Scace	10,000		*	10,000	*
Barbara R. Smith[8]	–		–	–	–
All directors and executive officers as a group	207,450,378		67.8%	280,545,378	67.5%
AllianceBernstein L.P.	31,142,470	[9]	10.18%	†	†

*	Represents ownership interests of less than 1%.

†	Information not available.

(1)	Our directors and executive officers, and directors and executive officers of our affiliates, have indicated an interest in purchasing up to 5% of the public portion of this offering for personal investment. All of these directors and executive officers (including those listed in this table) currently hold, in the aggregate, approximately 1.35% of our outstanding common shares. If directors and executive officers participate in the public offering (assuming no exercise of the overallotment option and assuming directors and executive officers, as a group, purchase a total of 5% of the public portion of this offering), all directors and executive officers as a group would hold approximately 1.43% of our outstanding common shares on closing of the offering (an increase of approximately 0.08% from their aggregate holdings before closing of the offering).

(2)	The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 63.30% of the voting capital and 22.70% of the total capital, and Metalúrgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A.

(3)	Mr. Phillip E. Casey owns 481,600 common shares directly and holds the remaining 2,761,093 common shares indirectly.

(4)	Mr. Jorge Gerdau Johannpeter beneficially owns 203,316,100 common shares held by Gerdau S.A. and holds the remaining 235,450 common shares directly.

(5)	Mr. Frederico C. Gerdau Johannpeter beneficially owns 203,316,100 common shares held by Gerdau S.A. and holds the remaining 288,450 common shares directly.

(6)	Mr. André Gerdau Johannpeter beneficially owns 203,316,100 common shares indirectly held by Gerdau S.A. and holds the remaining 76,000 common shares directly.

(7)	Mr. Claudio Gerdau Johannpeter beneficially owns 203,316,100 common shares indirectly held by Gerdau S.A. and holds the remaining 14,600 common shares directly.

(8)	Ms. Barbara R. Smith assumed the role of Vice President, Finance and Chief Financial Officer on July 31, 2007 following Mr. Tom J. Landa’s retirement.

(9)	Based on publicly available filings.

Description of the common shares

The holders of our common shares are entitled to one vote in respect of each share held at all meetings of shareholders except meetings at which only holders of another specified class or series of shares are entitled to vote. Subject to the preference of our preferred shares and all other shares ranking senior to the common shares, if any, the holders of our common shares are entitled to receive dividends if, as and when declared by our Board of Directors. In the event of our liquidation, dissolution or winding-up, after payment of all outstanding debts and liabilities and subject to the preference of our preferred shares and all other shares ranking senior to the common shares, if any, the holders of our common shares are entitled to receive, pro rata, our remaining assets. The holders of our common shares have no pre-emptive, subscription or redemption rights.

As at September 30, 2007, there were 305,949,016 common shares issued and outstanding.

Certain tax considerations for U.S. shareholders

The following discussion summarizes certain material Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of our common shares purchased pursuant to the offering. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account Canadian provincial or territorial tax laws, United States state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based upon the tax laws of Canada and the United States as in effect on the date of this prospectus, which are subject to change with possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

Canadian federal income tax considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations thereunder (the Tax Act) to a U.S. Holder who acquires our common shares pursuant to this prospectus. As used in this summary of Canadian federal income tax considerations, the term “U.S. Holder” means a holder of common shares who: (1) for the purposes of the Tax Act (a) is not or is not deemed to be resident in Canada at any time while he or she holds common shares, (b) deals at arm’s length with us, (c) holds the common shares as capital property, (d) does not use or hold and is not deemed to use or hold the common shares in the course of carrying on a business in Canada, and (e) in respect of whom the common shares are not “designated insurance property”; and (2) for the purposes of the Canada-United States Income Tax Convention, 1980 (the Convention), is at all relevant times a resident of the United States, entitled to the benefit of the Convention, is not a resident of Canada at any time while he or she holds common shares, does not have at any time a permanent establishment or fixed base in Canada and owns less than 10% of our outstanding voting shares. Special rules, which are not addressed in this discussion, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere, or a “financial institution” for purposes of the “mark-to-market” rules in the Tax Act.

On September 21, 2007, Canada and the United States signed the fifth protocol amending the Convention (the Protocol). The Protocol contains provisions that address among other things fiscally transparent entities (including most limited liability companies) and limitation of benefits. The Protocol shall enter into force on the later of January 1, 2008, and the date that both countries have provided notification that their applicable ratification procedures have been satisfied. Prospective investors of common shares are urged to consult with their tax advisors to determine their entitlement to the benefit of the Convention based on their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the Convention, all specific proposals to amend the Tax Act announced by the Minister of Finance (Canada) prior to the date of this prospectus (the Tax Proposals), the Protocol and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. This discussion is not exhaustive of all potential Canadian federal income tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

This summary is of a general nature only and U.S. Holders should consult their own tax advisors with respect to the income tax consequences to their holding and disposing of common shares having regard to their particular circumstances. For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares, including income, gain or profit, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the time such amounts arise.

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on common shares beneficially owned by a U.S. Holder generally will be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends. The rate of withholding tax generally applicable to dividends paid to U.S. Holders who are eligible for the benefit of the Convention is reduced to 15%. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident, and exempt from tax, in the United States and that have complied with certain administrative procedures are exempt from Canadian dividend withholding tax.

Under the Tax Act, a U.S. Holder generally will not be subject to tax in respect of any capital gain, or entitled to deduct any capital loss, realized on the disposition or deemed disposition of common shares, unless at the time of such disposition such common shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Convention. If the common shares are listed on a prescribed stock exchange (which includes The Toronto Stock Exchange and the New York Stock Exchange) at the time they are disposed of, they will generally not constitute “taxable Canadian property” of a U.S. Holder at the time of disposition unless, at any time within the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom U.S. Holder did not deal at arm’s length for the purposes of the Tax Act, or the U.S. Holder together with such persons, have owned 25% or more of the issued shares of any class or series of our stock. In certain circumstances, common shares may be deemed to be taxable Canadian property. A deemed disposition of common shares will arise on the death of a U.S. Holder. If the common shares are “taxable Canadian property” of a U.S. Holder who is eligible for the benefit of the Convention, under the Convention any capital gain realized on a disposition or deemed disposition of such shares generally will not be subject to Canadian federal income tax and any capital loss thereon will be denied unless the value of the common shares at the time of the disposition or deemed disposition is derived principally from “real property situated in Canada” within the meaning set out in the Convention. To the extent the common shares disposed of constitute taxable Canadian property, a U.S. Holder will be required to file a Canadian tax return for the taxation year in which the disposition occurs even if the gain arising from such a disposition is exempt from Canadian tax because of the Convention.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations to United States Shareholders (as defined below) of the acquisition, ownership and disposition of our common shares. This discussion assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally assets held for investment). We believe, and accordingly, this discussion assumes that we are not a “controlled foreign corporation” for United States federal income tax purposes. This discussion does not purport to be a comprehensive description of all the potential United States federal income tax considerations that may be relevant to a particular investor’s decision to acquire our common shares nor does it address the United States federal income tax consequences applicable to United States Shareholders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of our common shares, persons that hold common shares as part of a straddle or a hedging, constructive sale, synthetic security, conversion or other integrated transaction, pass-through entities (e.g., partnerships), persons whose functional currency is not the U.S. dollar, financial institutions, expatriates or former long-term residents of the United States, individual retirement accounts or other tax-deferred accounts, real estate investment trusts or regulated investment companies.

If an entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their tax advisors.

This discussion is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These authorities are subject to change, repeal or revocation possibly on a retroactive basis so as to result in United States federal income tax consequences different from those discussed below.

For purposes of this discussion you are a United States Shareholder if you are a beneficial owner of common shares and you are for United States federal income tax purposes (a) a citizen or individual resident of the United States, (b) a corporation (or other entity classified as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any state or political subdivision thereof including the District of Columbia, (c) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) any trust if (x) a United States court is able to exercise primary supervision over the administration of the trust and (y) one or more United States persons have the authority to control all substantial decisions of the trust.

This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a United States Shareholder.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, PERSONS CONSIDERING THE PURCHASE OF OUR COMMON SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR TAX SITUATIONS AND THE PARTICULAR TAX EFFECTS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS OR INTERPRETATIONS THEREUNDER.

Taxation of Distributions on Common Shares. Subject to the passive foreign investment company rules discussed below, the gross amount of any actual or deemed distribution by us (including any Canadian taxes withheld therefrom) with respect to your common shares generally should be included in your gross income as ordinary income to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, such excess first will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common shares, and then to the extent in excess of your adjusted tax basis in the common shares, it will be taxed as a capital gain. Dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If you receive a dividend in Canadian dollars, the amount of the dividend for United States federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars. In such case, you may recognize additional United States source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date of a subsequent taxable disposition of such Canadian dollars (including an exchange for U.S. dollars).

If you are a non-corporate United States Shareholder, dividends paid to you in a taxable year beginning before December 31, 2010, may be subject to United States federal income tax at lower rates than other types of ordinary income, generally 15 percent, provided certain holding period and other requirements are satisfied. These requirements include (a) that we not be classified as a “passive foreign investment company” and (b) that you not treat the dividend as “investment income” for purposes of the investment interest deduction rules. United States Shareholders should consult their own tax advisors regarding the application of these rules.

Dividends received by a United States Shareholder with respect to common shares will be treated as foreign source income for United States federal income tax purposes. The foreign source income generally will be “passive category income” or “general category income,” for purposes of computing the foreign tax credit allowable to you. Any Canadian tax withheld with respect to distributions made on the common shares may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to foreign tax credits are complex and subject to limitations and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

Taxation on Disposition of Common Shares. Subject to the passive foreign investment company rules discussed below, if you are a United States Shareholder and you sell or otherwise dispose of your common shares, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize from the sale or disposition of the common shares and your adjusted tax basis, determined in U.S. dollars, in such common shares. Your adjusted tax basis in our common shares will generally be the cost to you of such shares. For taxable years beginning before December 31, 2010, capital gains of a non-corporate United States Shareholder generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Discussion. If during any of our taxable years, 75% or more of our gross income consists of certain types of “passive” income, or if the average value, determined on a quarterly basis, during a taxable year of our “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, we will be classified as a “passive foreign investment company” (PFIC) for such year. For this purpose, passive income generally includes interest, dividends and certain types of rent and royalties, and the amount of any net gain from the sale or exchange of property that produces such income. If we are classified as a PFIC for any taxable year in which a United States Shareholder has held our common shares, we may continue to be classified as a PFIC for any subsequent taxable year in which such United States Shareholder continues to hold our common shares even if our income and assets would not cause us to be a PFIC in such subsequent taxable year.

Based on our current and projected income, assets and activities, we do not believe we have been a PFIC or will be classified as a PFIC for our current or any succeeding taxable year. However, because the determination of whether we will be a PFIC in the future depends on our assets and income at that time, no assurance can be provided that we will not be classified as a PFIC in the future.

If we are classified as a PFIC at any time that you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition of your common shares and upon the receipt of certain “excess distributions”. The PFIC rules with respect to additional United States federal income taxes on certain distributions received from us and any gain realized from the sale or other disposition of your common shares may be avoided if you are eligible for and timely make a “qualified electing fund” or “QEF” election, in which case you would be required to include in income on a current basis your pro rata share of our ordinary income and net capital gains. However, in order for you to be able to make the QEF election, we would have to provide you with certain information. We do not expect to provide the required information in the event we are classified as a PFIC, and accordingly you would not be able to make a QEF election.

As another alternative to the foregoing rules, if our shares constitute “marketable stock” under applicable Treasury Regulations, you may make a mark-to-market election to include in income each year as ordinary income for United States federal income tax purposes an amount equal to the increase in value of your common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). We believe that our common shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).

United States Shareholders should consult their own tax advisors with respect to any PFIC issues and their potential application to their particular situation.

Information Reporting and Backup Withholding. If you are a non-corporate United States Shareholder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale or redemption of common shares effected at a United States office of a broker unless you come within certain categories of exempt recipients.

Additionally, backup withholding (currently at a rate of 28%) may apply to such payments of proceeds from the sale or redemption of common shares if you are a non-corporate United States Shareholder that does not come within certain categories of exempt recipients and you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the Internal Revenue Service (the “IRS”) that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A United States Shareholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your own tax advisor regarding the application of backup withholding in your particular situation. If information reporting requirements apply to a United States Shareholder, the amount of dividends paid with respect to such common shares will be reported annually to the IRS and such United State Shareholder.

Underwriting

We are offering the common shares described in this prospectus, other than the common shares to be sold to Gerdau S.A., through a number of underwriters. J.P. Morgan Securities Inc., CIBC World Markets Corp., ABN AMRO Rothschild LLC and HSBC Securities (USA) Inc. are acting as joint book-running managers of the offering and J.P. Morgan Securities Inc. and CIBC World Markets Corp. are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting commission set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Number of
Name	common shares

J.P. Morgan Securities Inc.	9,226,250
CIBC World Markets Corp.	9,226,250
ABN AMRO Rothschild LLC	5,535,750
HSBC Securities (USA) Inc.	5,535,750
Banc of America Securities LLC	3,690,500
BMO Nesbitt Burns Inc.	3,690,500

Total	36,905,000

The underwriters are committed to purchase all the common shares offered by us, other than the common shares to be sold to Gerdau S.A., if they purchase any shares. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of a material adverse change in our business or the state of the financial markets, the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors, and the receipt of an opinion from Financial Industry Regulatory Authority, Inc. that it has no objection to the proposed underwriting terms between us and the underwriters. The underwriters’ commitment to purchase common shares is also conditional upon the completion of the sale of 73,095,000 common shares to Gerdau S.A. See “Sale to Gerdau S.A.”. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

This offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares sold under the underwriting agreement will be offered in the United States and/or Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. Subject to applicable law, the underwriters may offer the common shares outside of Canada and the United States. All sales of our common shares to purchasers pursuant to orders received from dealers, including the underwriters and their respective affiliates, that are registered pursuant to securities legislation of any of the provinces and territories of Canada will be made from the 36,905,000 common shares to be purchased from us by the underwriters, and those purchasers are entitled under that legislation to receive a copy of this prospectus.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.25 per share. Any such dealers may resell common shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 5,535,750 additional common shares from us at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the common shares prior to exercise of the option), less underwriting commission, to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of the closing of this offering to exercise this overallotment option. If any common shares are purchased with this overallotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

The underwriting commission is equal to the public offering price per share less the amount paid by the underwriters to us per common share. The underwriting commission is $0.4897 per share. The following table shows the per share and total underwriting commission to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Without	With full
	overallotment	overallotment
	exercise	exercise

Per Share	$0.4897	$0.4897
Total	$18,072,378.50	$20,783,235

No underwriting commission will be payable on the 73,095,000 common shares to be purchased by Gerdau S.A. or on any additional common shares purchased by Gerdau S.A. pursuant to the Gerdau S.A. additional commitment.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting commission, will be approximately $2,000,000 and are payable by us.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, our directors and executive officers and Gerdau S.A. have agreed not to sell or transfer any common shares for 90 days after the date of this prospectus without first obtaining the written consent of J.P. Morgan Securities Inc. on behalf of the underwriters. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any common shares;

•	sell any option or contract to purchase any common shares;

•	purchase any option or contract to sell any common shares;

•	grant any option, right or warrant for the sale of any common shares;

•	lend or otherwise dispose of or transfer any common shares;

•	request or demand that we file a registration statement related to the common shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not apply to the common shares to be sold in this offering, or any options granted, or common shares issued upon the exercise of options granted, under our existing stock option plans. Our directors and executive officers, and directors and executive officers of our affiliates, have indicated an interest in purchasing up to 5% of the public portion of this offering for personal investment.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities laws, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our outstanding common shares are listed on the TSX and on the NYSE under the symbol “GNA”. The TSX has conditionally approved the listing of the additional common shares offered hereby, including those to be purchased by Gerdau S.A., subject to our fulfilling all of the requirements of the TSX on or before January 10, 2008. We have applied to list the additional common shares offered hereby, including those to be purchased by Gerdau S.A., on the NYSE. Listing will be subject to us fulfilling all of the listing requirements of the NYSE.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the U.S. Securities Exchange Act of 1934, as amended, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE or the TSX, in the over the counter market or otherwise.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any common shares in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area1 which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the EU Prospectus Directive) is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 Euros; and (3) an annual net turnover of more than 50,000,000 Euros, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

1 The EU plus Iceland, Norway and Liechtenstein.

For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Under our new term loan and bridge loan facilities, JPMorgan Chase Bank, N.A. is administrative agent, and ABN AMRO Bank N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. are joint bookrunners and joint lead arrangers. Affiliates of J.P. Morgan Securities Inc., and HSBC Securities (USA) Inc. are also lenders under the new term loan and bridge loan facilities, under which we have borrowed $2.75 billion and $1.15 billion (reduced to $1.0 billion as of September 28, 2007), respectively. In addition, affiliates of CIBC World Markets Corp. and Banc of America Securities LLC are expected to become lenders under the term loan facility. We intend to use the net proceeds of this offering to partially repay these loans. As a result, under Canadian securities legislation, we may be considered a “connected issuer” of the Canadian affiliates of J.P. Morgan Securities Inc., HSBC Securities (USA) Inc., CIBC World Markets Corp. and Banc of America Securities LLC as these underwriters or their affiliated lenders may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions they or their affiliates would receive. The term loan facility and bridge loan facility are unsecured, but are guaranteed by Gerdau S.A. and certain of its subsidiaries as described under “Selected pro forma condensed combined financial and operating data — Liquidity and capital resources of the combined company”. We are in compliance with the terms of these facilities and our financial position has not materially changed since the indebtedness under these facilities was incurred. The terms of the offering of our common shares were determined by negotiations between us and the underwriters. The underwriters and their affiliates will not receive any proceeds from this offering except for the underwriting commission and as described in this paragraph.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the Financial Industry Regulatory Authority who are participating in this offering, this offering is being conducted in compliance with NASD Rule 2710(h)(1). Pursuant to NASD Rule 2720(c)(3), the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common shares.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Related party transactions

From January 1, 2004 through September 30, 2007, Gerdau S.A., which beneficially owns common shares carrying approximately 66.5% of the voting rights attached to our common shares, had a material interest in the following material transactions:

•	During the first quarter of 2004, Gerdau S.A. guaranteed the following loans from Brazilian banks in favor of Gerdau Ameristeel: (i) a $20.0 million, one year, 2.65% interest bearing loan; and (ii) a $5.0 million, one year, 2.56% interest bearing loan. Both of these loans were repaid as of November 30, 2004.

•	On April 16, 2004, Gerdau Ameristeel issued and sold 26.8 million common shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million. This transaction increased Gerdau S.A.’s ownership to approximately 72% of common shares then outstanding.

•	On October 19, 2004, Gerdau S.A. purchased 35,000,000 common shares of 70,000,000 common shares offered by Gerdau Ameristeel pursuant to a supplemental PREP prospectus Gerdau Ameristeel dated October 14, 2004 and filed with the securities regulatory authorities in Canada and with the U.S. Securities Exchange Commission on October 15, 2004. Subsequently, on November 18, 2004, Gerdau S.A. purchased 4,381,000 additional common shares pursuant to its additional commitment relating to the over-allotment option. This transaction reduced Gerdau S.A.’s share ownership to approximately 66.5% common shares then outstanding.

•	In the normal course of business, we make purchases from time to time of steel products and raw materials from affiliated companies. For the years ended December 31, 2006 and 2005, we purchased approximately 137,626 tons and 85,630 tons of steel products and raw materials from affiliated companies for $55.6 million and $27.7 million, respectively. For the three months ended June 30, 2006 and 2007, we purchased approximately 45,956 tons and 42,781 tons of steel products and raw materials from affiliated companies for $19.6 million and $17.1 million, respectively. For the six months ended June 30, 2006 and 2007, we and certain of our subsidiaries purchased approximately 72,640 tons and 70,468 tons of steel products and raw materials from affiliated companies for $29.9 million and $29.8 million, respectively. For the three and six months ended June 30, 2007, we and certain of our subsidiaries sold approximately 10,312 tons of steel products to affiliated companies for $4.8 million. These purchases and sales do not represent a significant percentage of our total purchases or total sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

•	To finance the acquisition of Chaparral, we borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility. The term loan facility consists of three tranches with terms ranging from five to six years, and the bridge loan facility has a term of 90 days and may be extended an additional 90 days at our option. Each of the loans is guaranteed by Gerdau S.A. and certain of its subsidiaries.

Sale to Gerdau S.A.

Gerdau S.A. currently beneficially owns approximately 66.5% of our outstanding common shares and, following completion of this offering, will continue to beneficially own approximately 66.5% of our outstanding common shares. As such, Gerdau S.A. is, and will be immediately following completion of this offering, a “control person” under applicable securities laws and will be subject to any resale restrictions that apply to control persons to the extent that it continues to be a control person at the time of any such resale. Gerdau S.A. intends to hold the common shares it purchases in this offering for investment purposes only, in order to maintain its approximate 66.5% ownership interest. Gerdau S.A. is controlled by the Gerdau Johannpeter family and four members of the controlling family serve as directors on our board.

Of the 110,000,000 common shares to be sold by us, 73,095,000 common shares will be sold to Gerdau S.A. at the public offering price. The purchase by Gerdau S.A. is separate from the offering of 36,905,000 common shares to the public under this prospectus and the underwriters will not receive any commission on common shares purchased from us by Gerdau S.A. The underwriters of the public offering under this prospectus have no liability or obligation under statute, at common law or otherwise, to Gerdau S.A. for any misrepresentation or misstatement or omission to state material information in this prospectus, and Gerdau S.A. will waive any such rights (if any) that it may have against the underwriters and their affiliates, shareholders, directors, officers, partners, employees or agents. Further, we have agreed to waive any rights and not to make any claim against the underwriters and such other persons in respect of a claim against us by Gerdau S.A. for any misrepresentation or misstatement or omission to state material information in this prospectus. The terms of the Gerdau S.A. purchase are set out in an agreement between us and Gerdau S.A. whereby we have agreed to issue and sell 73,095,000 common shares to Gerdau S.A., conditional upon the completion of the sale of 36,905,000 common shares to the underwriters, and certain other matters. In addition, Gerdau S.A. has agreed to purchase, within two days of the date of exercise of the underwriters’ overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the common shares prior to the exercise of the option).

The purchase of common shares by Gerdau S.A. is a “related party transaction” under Ontario Securities Commission Rule 61-501 and Regulation Q-27 of L’Autorité des marchés financiers that is exempt from the formal valuation and minority approval requirements of Rule 61-501 because, at the time we agreed to the transaction with Gerdau S.A., the fair market value of the consideration for the issuance of the shares to Gerdau S.A. did not exceed 25% of our market capitalization. Gerdau S.A.’s intention to participate in this offering was presented to our board of directors on July 6, 2007, when the board approved the agreement to acquire Chaparral. At that time, Gerdau S.A. agreed, if we subsequently completed a public offering of equity in order to repay a portion of the loans incurred to complete the Chaparral acquisition, to purchase its pro rata share of the equity, up to approximately Cdn$1.2 billion, on the same terms as the public offering. The independent directors of our board met separately to discuss the Chaparral acquisition, following which our board of directors unanimously approved the acquisition, based in part on Gerdau S.A.’s commitment to participate in this offering. On October 11 and 18, 2007, our board unanimously approved this offering, including Gerdau S.A.’s subscription for our common shares in an amount not to exceed Cdn$1.2 billion.

In addition to the distribution of the common shares to be offered by us through the underwriters and the common shares to be sold to Gerdau S.A., and the distribution of any common shares issuable pursuant to the exercise of the underwriters’ overallotment option, this prospectus qualifies under applicable Canadian securities laws the distribution of additional shares issued to Gerdau S.A. following any exercise of the underwriters’ overallotment option.

Legal matters

Certain legal matters relating to the common shares offered under this prospectus will be passed upon, with respect to U.S. and Canadian matters by Torys LLP, on behalf of us, and by Blake, Cassels & Graydon LLP, as to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP, as to matters of U.S. law, on behalf of the underwriters.

As of October 31, 2007, the partners and associates of Torys LLP and Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of our outstanding securities.

Independent registered public accounting firms,
transfer agent and registrar

Gerdau Ameristeel’s auditor for 2006 was PricewaterhouseCoopers LLP whose Tampa office is located at 4221 W. Boy Scout Blvd., Suite 200, Tampa, Florida, United States, 33607. Gerdau Ameristeel appointed Deloitte & Touche LLP as its auditor on February 28, 2007, whose Tampa office is located at 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida, United States, 33602.

The transfer agent and registrar for the common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Montreal and Calgary and, in the United States, is its U.S. affiliate, Mellon Investor Services LLC at its principal office in New York.

Experts

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated by reference in this prospectus, except with respect to the audited financial statements of Gallatin Steel Company, a 50%-owned joint venture, have been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, and, insofar as they relate to Gallatin Steel Company, an independent registered public accounting firm, whose report thereon appears therein. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so included in reliance on the report of such independent registered public accounting firm given on the authority of such firms as experts in auditing and accounting. The report of PricewaterhouseCoopers LLP contains an explanatory paragraph relating to the Company’s revision of its financial statements as described in Note 18 to the audited financial statements and an explanatory paragraph indicating that management’s assessment of the effectiveness of internal control over financial reporting has excluded Sheffield Steel Corporation and Pacific Coast Steel because they were acquired in 2006.

The audited consolidated financial statements of Chaparral as of May 31, 2007 and 2006 and for each of the three years in the period ended May 31, 2007 included in Gerdau Ameristeel’s business acquisition report dated October 11, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

Documents incorporated by reference

The following documents, filed with the securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec), are specifically incorporated by reference in this prospectus:

1.	Gerdau Ameristeel’s revised audited comparative consolidated financial statements for the years ended December 31, 2005 and 2006, together with the report of the auditors thereon and management’s discussion and analysis of financial condition and results of operations for such periods;

2.	Gerdau Ameristeel’s unaudited comparative consolidated financial statements for the three and six month periods ended June 30, 2006 and 2007, and management’s discussion and analysis of financial condition and results of operations for such periods;

3.	Gerdau Ameristeel’s annual information form dated March 22, 2007;

4.	Gerdau Ameristeel’s management proxy circular dated March 27, 2007, prepared in connection with our annual and special meeting of shareholders held on May 9, 2007;

5.	Gerdau Ameristeel’s material change report dated July 12, 2007 relating to the proposed acquisition of Chaparral;

6.	Gerdau Ameristeel’s material change report dated September 21, 2007 relating to the completion of the acquisition of Chaparral;

7.	Gerdau Ameristeel’s business acquisition report dated October 11, 2007, including the audited consolidated financial statements of Chaparral for the three years ended May 31, 2007 (other than the consolidated balance sheets which are presented as of May 31, 2006 and 2007) and pro forma financial statements for the year ended December 31, 2006 and as at and for the six months ended June 30, 2007, relating to the acquisition of Chaparral;

8.	Gerdau Ameristeel’s material change report dated October 18, 2007 relating to this offering; and

9.	Gerdau Ameristeel’s news release dated October 19, 2007 reporting certain selected third quarter 2007 financial and operating data.

All documents of the type referred to in the preceding paragraphs, any news release issued by us that specifically states that it is intended to be incorporated by reference in this prospectus and any material change reports (except confidential material change reports) subsequently filed by us with a securities commission or any similar authority in Canada, after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, any document filed with or furnished to the SEC by us which specifically states that it is intended to be incorporated by reference into the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference into the registration statement. To the extent that any such document or information incorporated by reference in this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part.

The information permitted to be omitted from this prospectus will be contained in a supplemented prospectus and will be incorporated by reference in this prospectus as of the date of such supplemented prospectus.

Where you can get more information

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec) and with the SEC. Copies of this prospectus and the documents incorporated by reference in this prospectus may be obtained on request without charge from us at 4221 W. Boy Scout Blvd., Suite 600, Tampa, Florida, 33607, U.S.A., telephone: (813) 286-8383; attention: Vice President, General Counsel and Corporate Secretary. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com.

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, with respect to our common shares of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and its exhibits for further information about us and the common shares offered in this prospectus.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors and Gerdau S.A. are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Any information filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC at 100 F. Street N.E., Washington, D.C., 20549. Copies of such material can also be obtained for a fee from the public reference section of the SEC. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect to this offering.

Documents filed as part of the registration statement

The following documents have been filed with the SEC as part of Amendment No. 1 to the registration statement on Form F-10 of which this prospectus forms a part:

•	the documents referred to under the heading “Documents Incorporated by Reference”;

•	the form of underwriting agreement referred to under the heading “Underwriting”;

•	consents of Ernst & Young LLP;

•	consent of PricewaterhouseCoopers LLP;

•	consent of Torys LLP; and

•	powers of attorney (included on the signature pages of the registration statement previously filed).

GERDAU AMERISTEEL
GERDAU AMERISTEEL

GERDAU AMERISTEEL™

110,000,000 shares

Common shares

Prospectus

JPMorgan	CIBC World Markets	ABN AMRO Rothschild	HSBC

Banc of America Securities LLC	BMO Capital Markets

November 1, 2007